SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

# Report on review interim consolidated financial statements

To the Board of Directors and Shareholders
Ambev S.A.

## Introduction

We have reviewed the accompanying consolidated interim balance sheet of Ambev S.A. and its subsidiaries ("Consolidated") as at September 30, 2026 and the related consolidated income statement and comprehensive income for the quarter and nine-month periods then ended, and the consolidated statements of changes in equity and cash flows for the nine-month period then ended, and explanatory notes.

The Executive Board of Officers is responsible for the preparation and presentation of these consolidated interim financial statements in accordance with International Accounting Standard (IAS) 34 - "Interim Financial Reporting", of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

## Scope of review

We conducted our review in accordance with International Standards on Reviews of Interim Financial Information (ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity"). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

## Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with IAS 34.

São Paulo, October 28, 2026

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Sérgio Eduardo Zamora
Contador CRC 1SP168728/O-4

PricewaterhouseCoopers Auditores Independentes Ltda.
Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º,
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000

www.pwc.com.br

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET

All amounts in thousands of Brazilian Reais

Assets	Note	09/30/2026	12/31/2025

Cash and cash equivalents	5.1	19,188,249	18,638,228
Investment securities	5.2	2,725,865	1,681,692
Trade receivables		6,253,951	6,351,608
Derivative financial instruments	20	689,633	769,212
Inventories	6	9,982,779	10,520,090
Recoverable taxes	7	1,680,689	3,623,379
Other assets		2,384,168	1,911,942
		42,905,334	43,496,151

Assets held for sale	1.3.4	247,666	379,445
Current assets		43,153,000	43,875,596

Investment securities	5.2	90,930	123,256
Derivative financial instruments	20	1,910	8,904
Recoverable taxes	7	10,987,380	10,149,140
Deferred tax assets	8.1	8,542,226	8,404,412
Other assets		1,811,563	1,784,707
Employee benefits		23,896	29,936
Long term assets		21,457,905	20,500,355

Investments in associates and joint ventures		1,166,876	485,792
Property, plant and equipment	9	25,299,791	27,644,317
Intangible assets		10,426,615	11,042,703
Goodwill		40,070,512	41,538,388

Non-current assets		98,421,699	101,211,555

Total assets		141,574,699	145,087,151

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET (CONTINUED)

All amounts in thousands of Brazilian Reais

Equity and liabilities	Note	09/30/2026	12/31/2025

Trade payables	10	21,176,116	23,742,835
Derivative financial instruments	20	894,255	925,127
Interest-bearing loans and borrowing	11	997,097	1,167,325
Payroll and social security payables		2,504,973	2,200,729
Dividends and interest on capital payables		4,119,652	4,927,786
Income tax and social contribution payable		1,076,218	1,437,314
Taxes and contributions payable		4,457,359	6,003,145
Other liabilities, including obligations related to the acquisition of non-controlling interest		4,836,592	4,623,681
Provisions	12.1	662,412	571,365
Current liabilities		40,724,674	45,599,307

Trade payables	10	229,992	312,959
Derivative financial instruments	20	1,056	274
Interest-bearing loans and borrowing	11	1,717,662	2,219,599
Deferred tax liabilities	8.1	3,793,425	3,912,270
Income tax and social contribution payable		498,468	713,614
Taxes and contributions payable		695,319	659,665
Other liabilities		3,739	4,307
Provisions	12.1	722,981	877,690
Employee benefits		1,745,436	2,012,685
Non-current liabilities		9,408,078	10,713,063

Total liabilities		50,132,752	56,312,370

Equity	13
Issued capital		58,308,102	58,275,079
Reserves		104,939,226	108,003,463
Carrying value adjustments		(83,543,857)	(78,364,503)
Retained earnings/(losses)		11,192,252	-
Equity attributable to Ambev’s shareholders		90,895,723	87,914,039
Non-controlling interest		546,224	860,742
Total equity		91,441,947	88,774,781

Total equity and liabilities		141,574,699	145,087,151

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED INCOME STATEMENT

For the nine and three-month periods ended September 30

All amounts in thousands of Brazilian Reais unless otherwise stated

		Nine-month period ended:		Three-month period ended:
	Note	2026	2025	2026	2025

Net sales	15	64,207,969	63,434,834	21,594,570	20,847,262
Cost of sales		(31,170,344)	(31,111,860)	(10,588,297)	(10,120,005)
Gross profit		33,037,625	32,322,974	11,006,273	10,727,257

Distribution expenses		(8,064,311)	(8,016,710)	(2,594,372)	(2,559,668)
Commercial expenses		(6,405,190)	(6,162,739)	(2,067,645)	(1,919,906)
Administrative expenses		(4,238,455)	(4,270,205)	(1,446,408)	(1,355,011)
Other operating income/(expenses)	16	2,048,384	1,768,182	683,196	567,129
Exceptional items	17	(37,346)	772,901	(42,983)	845,476
Income from operations		16,340,707	16,414,403	5,538,061	6,305,277

Finance income (i)	18	1,822,919	1,451,356	627,023	389,716
Finance expenses (i)	18	(3,184,600)	(3,142,210)	(992,688)	(1,143,102)
Other net financial results (i)	18	(493,358)	(1,225,506)	53,276	(332,607)
Net financial results		(1,855,039)	(2,916,360)	(312,389)	(1,085,993)

Share of results of associates and joint ventures		33,439	(8,130)	22,768	(5,392)
Income before income tax		14,519,107	13,489,913	5,248,440	5,213,892

Income tax expenses	8.2	(2,792,549)	(2,030,978)	(882,125)	(350,172)
Net income		11,726,558	11,458,935	4,366,315	4,863,720

Attributable to:
Equity holders of Ambev		11,400,571	11,156,796	4,245,393	4,745,128
Non-controlling interest		325,987	302,139	120,922	118,592

Basic earnings per share – common – R$		0.7349	0.7141	0.2754	0.3041
Diluted earnings per share – common – R$		0.7321	0.7109	0.2743	0.3028

(i) As from the fourth quarter of 2025, the other financial income and other financial expense line items, which had previously been presented separately, were combined into the line item “Other net financial results”. The same treatment has been applied on a comparative basis.

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month periods ended September 30

All amounts in thousands of Brazilian Reais

	Nine-month period ended:		Three-month period ended:
	2026	2025	2026	2025

Net income	11,726,558	11,458,935	4,366,315	4,863,720

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedges – obligations related to the acquisition of a non-controlling interest	5,151	122,029	1,262	47,607
Gains/losses on translation of other foreign operations	(5,374,507)	(10,713,752)	(682,116)	(3,482,641)
Gains/losses on translation of foreign operations	(5,369,356)	(10,591,723)	(680,854)	(3,435,034)

Cash flow hedge – gains/(losses)
Recognized in equity (Hedge reserve)	219,267	(924,368)	229,256	(102,234)
Reclassified from equity (hedge reserve) to profit or loss	(132,696)	(587,838)	(89,782)	(65,683)
Total cash flow hedge	86,571	(1,512,206)	139,474	(167,917)

Items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	890	(537)	49	499

Other comprehensive (loss)/income	(5,281,895)	(12,104,466)	(541,331)	(3,602,452)

Total comprehensive (loss)/income	6,444,663	(645,531)	3,824,984	1,261,268

Attributable to:
Equity holders of Ambev	6,245,134	(798,971)	3,640,641	1,166,716
Non-controlling interest	199,529	153,440	184,343	94,552

The consolidated statement of comprehensive income is presented net of income tax. The income tax effects of these items are disclosed in note 8 –Income tax and social contribution.

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the nine-month periods ended September 30

All amounts in thousands of Brazilian Reais

		Attributable to the equity holders of Ambev
		Issued capital	Capital reserves	Profit reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interest	Total equity
At January 1, 2025	Note	58,226,036	55,336,410	53,637,019	-	(68,557,326)	98,642,139	938,375	99,580,514

Net Income		-	-	-	11,156,796	-	11,156,796	302,139	11,458,935

Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	13.4	-	-	-	-	(10,440,425)	(10,440,425)	(151,298)	(10,591,723)
Cash flow hedges	13.4	-	-	-	-	(1,514,838)	(1,514,838)	2,632	(1,512,206)
Actuarial gains/(losses)	13.4	-	-	-	-	(504)	(504)	(33)	(537)
Total comprehensive income		-	-	-	11,156,796	(11,955,767)	(798,971)	153,440	(645,531)
Capital increase	13.1	49,660	-	-	-	-	49,660	(28,007)	21,653
Effects of the application of IAS 29 (hyperinflation)		-	-	-	1,725,302	-	1,725,302	(3,065)	1,722,237
Gains/(losses) of controlling interest	13.4	-	-	-	-	1,828	1,828	(1,774)	54
Taxes on deemed dividends		-	-	-	-	(62,230)	(62,230)	-	(62,230)
Dividends	13.3	-	-	(496,600)	(5,502,126)	-	(5,998,726)	(313,121)	(6,311,847)
Share buybacks, results from treasury shares and share-based payments	13.2	-	(1,569,433)	-	-	-	(1,569,433)	1,112	(1,568,321)
Statute-barred /(additional) dividends		-	-	-	37,866	-	37,866	-	37,866
Others		-	-	-	11,728	(11,728)	-	(45,983)	(45,983)
At September 30, 2025		58,275,696	53,766,977	53,140,419	7,429,566	(80,585,223)	92,027,435	700,977	92,728,412

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

For the nine-month periods ended September 30

All amounts in thousands of Brazilian Reais

		Attributable to the equity holders of Ambev
		Issued capital	Capital reserves	Profit reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interest	Total equity
At January 1, 2026	Note	58,275,079	53,781,385	54,222,078	-	(78,364,503)	87,914,039	860,742	88,774,781

Net Income		-	-	-	11,400,571	-	11,400,571	325,987	11,726,558

Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	13.4	-	-	-	-	(5,244,642)	(5,244,642)	(124,714)	(5,369,356)
Cash flow hedges	13.4	-	-	-	-	88,315	88,315	(1,744)	86,571
Actuarial gains/(losses)	13.4	-	-	-	-	890	890	-	890
Total comprehensive income		-	-	-	11,400,571	(5,155,437)	6,245,134	199,529	6,444,663
Capital increases/(reduction) in associates and subsidiaries	13.1	33,023	-	-	-	-	33,023	19,190	52,213
Effects of the application of IAS 29 (hyperinflation)		-	-	-	1,910,836	-	1,910,836	2,378	1,913,214
Gains/(losses) of controlling interest		-	-	-	(333,014)	-	(333,014)	(167,174)	(500,188)
Taxes on deemed dividends	13.4	-	-	-	-	(23,917)	(23,917)	-	(23,917)
Dividends		-	-	-	-	-	-	(370,902)	(370,902)
Interest on capital		-	-	-	(1,793,837)	-	(1,793,837)	-	(1,793,837)
Share buybacks, results from treasury shares and share-based payments	13.2	-	(3,064,237)	-	-	-	(3,064,237)	2,461	(3,061,776)
Statute-barred /(additional) dividends		-	-	-	7,696	-	7,696	-	7,696
At September 30, 2026		58,308,102	50,717,148	54,222,078	11,192,252	(83,543,857)	90,895,723	546,224	91,441,947

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the nine and three-month periods ended September 30

All amounts in thousands of Brazilian Reais

		Nine-month period ended:		Three-month period ended:
	Note	2026	2025	2026	2025

Net income		11,726,558	11,458,935	4,366,315	4,863,720
Adjustments:
Depreciation, amortization and impairment		4,824,460	5,015,001	1,689,843	1,599,347
Impairment losses on receivables and inventory		165,078	200,657	63,457	61,573
Additions to/(reversals of) provisions and employee benefits		116,701	274,822	61,073	75,245
Net financial results	18	1,855,039	2,916,360	312,389	1,085,993
Losses/(gains) on sales of property, plant and equipment and intangible assets	16	(96,129)	(71,948)	(33,574)	(9,870)
Losses/(gains) on sales of operations in subsidiaries and associates		(81,352)	(884,467)	4,951	(884,467)
Share-based payment expenses	19.3	304,777	306,106	114,222	99,999
Income tax expenses	8.2	2,792,549	2,030,978	882,125	350,172
Share of results of associates and joint ventures		(33,439)	8,130	(22,768)	5,392
Hedge operations	20.3	(247,110)	(794,848)	(130,163)	(97,392)
Cash flow from operating activities before changes in working capital		21,327,132	20,459,726	7,307,870	7,149,712

(Increase)/decrease in trade and other receivables		411,583	784,361	(250,490)	(136,982)
(Increase)/decrease in inventories		(200,895)	(35,871)	262,185	519,315
Increase/(decrease) in trade and other payables		(3,679,719)	(6,665,001)	1,051,941	311,273
Cash generated from operations		17,858,101	14,543,215	8,371,506	7,843,318

Interest paid		(453,105)	(607,173)	(97,168)	(227,871)
Interest received		1,248,338	986,178	455,740	336,721
Dividends received		139,263	21,992	27,117	14,980
Income tax paid		(3,242,332)	(3,745,856)	(1,079,250)	(1,048,162)
Cash flow from operating activities		15,550,265	11,198,356	7,677,945	6,918,986

Proceeds from sales of property, plant and equipment and intangible assets		116,696	105,129	38,588	38,415
Acquisitions of property, plant and equipment and intangible assets		(2,479,756)	(2,960,298)	(1,133,024)	(1,043,944)
Sale/(acquisition) and others related to subsidiaries and associates, net of cash		(1,894,881)	201,611	57,250	241,824
Investments in short-term debt securities and net proceeds/(acquisitions) of debt securities		(1,092,965)	(268,856)	(1,045,836)	(411,267)
Net proceeds/(acquisitions) of other assets		(1,086)	6,713	(718)	4,979
Cash flow from/(used in) investing activities		(5,351,992)	(2,915,701)	(2,083,740)	(1,169,993)

Capital increases(reduction)/ in associates and subsidiaries		35,604	(3,704)	64,427	27
Proceeds from/(buybacks of) treasury shares		(3,333,022)	(1,831,123)	(680,408)	-
Acquisitions of non-controlling interest		-	(23)	-	-
Proceeds from borrowing		40,587	9,514	14,912	(41,168)
Repayments of borrowing		(133,646)	(131,248)	(30,329)	(39,835)
Cash net of finance costs other than interest		(1,910,216)	(2,457,623)	(735,837)	(807,502)
Payments of lease liabilities		(827,819)	(847,236)	(272,254)	(252,982)
Dividends and interest on capital paid		(2,561,657)	(10,773,743)	(1,377,225)	(2,081,745)
Cash flow from/(used in) financing activities		(8,690,169)	(16,035,186)	(3,016,714)	(3,223,205)

Net increase/(decrease) in cash and cash equivalents		1,508,104	(7,752,531)	2,577,491	2,525,788
Cash and cash equivalents at the beginning of the period		18,638,228	28,595,666	16,610,779	16,404,025
Effects of exchange rate fluctuations on cash and cash equivalents		(958,083)	(2,535,436)	(21)	(622,114)
Cash and cash equivalents at the end of the period		19,188,249	18,307,699	19,188,249	18,307,699

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

1.	CORPORATE INFORMATION

1.1 Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”) together with its subsidiaries (the “Group” or “Consolidated”), headquartered in São Paulo, São Paulo State, Brazil, has as its corporate purpose the production and sale of beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, either directly or through participation in other companies, as well as the advertising of both its own and of third party products, the sale of promotional and advertising materials, and the direct or indirect exploitation of bars, restaurants, snack bars and similar establishments, among others.

The Group’s main own brands are Brahma®, Skol®, Antarctica®, Original®, Quilmes®, Andes Origen®, Patricia®, Paceña®, Huari®, Pilsen®, Presidente®, Balboa®, Guaraná Antarctica® and Beats® among others. The main licensed brands by Anheuser-Busch InBev N.V. (“AB InBev”) to the Group are Budweiser®, Corona®, Spaten®, Stella Artois®, Beck’s®, Modelo®, Bud Light®, Busch® and Michelob Ultra® among others. In addition, the Company is one of the largest independent bottlers of PepsiCo in the world. The Group produces, sells and distributes in Brazil and in other countries in Latin America, products such as Pepsi®, H2OH! ®, Lipton IceTea® and the sports drink Gatorade® under a license from PepsiCo. The Group also has a licensing agreement with Red Bull® and other companies to distribute of its portifolio some sales channels and specific regions in Brazil and other markets.

The Company’s shares and American Depositary Receipts (“ADRs”) are listed on the Brasil, Bolsa, Balcão S.A. (“B3”) exchange under the ticker “ABEV3” as well as on the New York Stock Exchange (“NYSE”) under the ticker “ABEV”, respectively. The Company’s direct controlling shareholders are Interbrew International GmbH (“ITW International”), and AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of AB InBev.

1.2 Key operating countries

The Company operates its business across four reportable segments based on the geographical zones shown below:

Canada
Central America and Caribbean (CAC):
Includes the Company's operations in the Dominican Republic, Guatemala, and Panama.
Brazil
Latin America South (LAS):
Includes the Company's operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

AMBEV S.A.

1.3 Major corporate events in the three-month period ended September 30, 2026

1.3.1 Resolution on the payment date of the third and final installment of IOC December 2025

At a meeting held on July 29, 2026, the Board of Directors approved the payment date of the third and final installment of the interest on capital, the distribution of which had been approved at the Board of Directors' meeting held on December 9, 2025 ("IOC December 2025"). The payment was made on October 6, 2026, in the gross amount of R$0.1185 per share, corresponding to an estimated net amount of R$0.1007 per share of the Company, after the withholding income tax in accordance with applicable tax legislation, totaling an aggregate gross amount of approximately R$1.9 billion. The record dates considered at the time the distribution was approved remain unchanged.

1.3.2 Distribution of IOC July 2026

At a meeting held on July 29, 2026, the Board of Directors approved the distribution of interest on capital in the gross amount of R$0.0713 per share, corresponding to an estimated net amount of R$0.0588 per share of the Company, after the withholding of income tax, in accordance with applicable legislation, totaling an aggregate gross amount of approximately R$ 1.1 billion ("IOC July 2026"). The July 2026 IOC was offset against the mandatory minimum dividend for the fiscal year and calculated based on the profit for the period and the available balances reflected in the extraordinary balance sheet dated June 30, 2026. The distribution of the July 2026 IOC was taxed in accordance with the legislation in force. Such payment will be made by December 31, 2026, on a date to be determined by the Company's Management, based on the shareholder position as of September 21, 2026, with respect to B3 S.A. – Brasil, Bolsa, Balcão, and September 23, 2026, with respect to the New York Stock Exchange (NYSE), without monetary adjustment. The Company's shares and ADRs were trade ex-IOC beginning on September 22, 2026 (including).

1.3.3 Completion of the Share Buyback Program and Cancellation of Shares

In October 2025, the Board of Directors approved a share buyback program for the Company's own shares, up to the limit of 208,000,000 common shares, with the primary purpose of cancelation, and the shares not canceled may be held in treasury, transferred and/or used to cover any share delivery requirements contemplated in the Company's share-based compensation plans.

In August 2026, the Company completed aforementioned program, having acquired all of the shares contemplated thereunder, for a total acquisition cost of R$ 3,333 million. Additionally, at a meeting held on August 12 and 13, 2026, the Board of Directors, in line with the primary objective of the share buyback program, approved the cancellation of 279,000,000 registered common shares, in book-entry form and with no par value, issued by the Company and held in treasury, with no reduction in the Company’s share capital.

1.3.4 Completion of the third tranche – Sale of subsidiary

On December 26, 2024, the Company's subsidiary, Cervecería Nacional Dominicana, S.A. ("CND"), and Koscab Holdings Limited ("Koscab") entered into a Share Purchase Agreement (“Agreement”) pursuant to which CND agreed to transfer to Koscab its entire equity interest in SLU Beverages LTD. ("SLU"). SLU is the majority shareholder of Banks Holdings Limited, Saint Vincent Brewery Limited, Antigua Brewery Limited, and Dominica Brewery & Beverages Limited, all of which were part of the CAC reportable segment.

The transfer of the entire interest will be made in up to five tranches, with maturities through 2028, in consideration of a minimum estimated amount of US$186 million, equivalent, for reference purposes, to R$964 million. The first two tranches were completed on July 31, 2025, with the transfer of 61.72% of CND's interest in SLU. In August 2026, the third tranche was completed, corresponding to the transfer of an additional 12.76%. As a result, as of September 30, 2026, CND had transferred to Koscab 74.48% of its interest in SLU, for an accumulated amount of US$139 million, equivalent to R$720 million.

AMBEV S.A.

The loss of control over SLU occurred in July 2025, following the completion of the first two tranches. Consequently, the Group ceased to consolidate SLU as of that date and recognized, for the nine-month period ended September 30, 2025, a gain of R$884 million under exceptional items as further detailed in note 17 – Exceptional items.

This amount included reclassification to the profit or loss of accumulated foreign exchange differences related to SLU, previously recognized in other comprehensive income in equity, in line with IAS 21 – The Effects of Changes in Foreign Exchange Rates.

As of September 30, 2026, the remaining 25.52% interest, to be transferred in subsequent tranches, was recorded in the amount of R$247.7 million under assets held for sale in the balance sheet, in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations.

2.	BASIS OF PREPARATION AND PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements at September 30, 2026 have been prepared using the going concern basis of accounting and are being presented in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB®”).

The information does not meet all disclosure requirements for the presentation of full annual consolidated financial statements and are disclosed with relevant information and changes in the period, without the level of detail in certain notes previously disclosed, avoiding repetition. In Management's view the interim consolidated financial statements provide sufficient understanding of the Company's equity position and performance during the interim period. Therefore, it should be read in conjunction with the consolidated financial statements for the year ended December 31, 2025, prepared in accordance with International Financial Reporting Standards (“IFRS®”) issued by the IASB®.

The following notes are not disclosed in the interim consolidated financial statements:

	Name of note in the 2025 annual financial statements	Note number
(a)	Payroll and related benefits	9
(b)	Additional information on cost of sales and operating expenses by nature	10
(c)	Earnings per share	12
(d)	Goodwill	15
(e)	Impairment of non-financial assets	16
(f)	Intangibles	17
(g)	Trade receivables	20
(h)	Employee benefits	24

In addition, the material accounting policies presented in the respective accompanying notes are not disclosed in these interim consolidated financial statements. The following notes are not in the same level of detail presented in the annual consolidated financial statements, for the year ended December 31, 2025:

AMBEV S.A.

	Name of note in the 2025 annual financial statements	Note
(a)	Basis of preparation and presentation of the interim consolidated financial statements	2
(b)	Summary of material accounting policies	3
(c)	Use of estimates and judgments	4
(d)	Income tax and social contribution	13
(f)	Changes in equity	22
(g)	Interest-bearing loans and borrowing	23
(h)	Share-based payments	25
(i)	Provisions, contingent liabilities and contingent asset	27
(j)	Financial instruments and risks	28
(k)	Related parties	30

In preparing the interim consolidated financial statements, management uses judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets, liabilities, income and expenses. The relevant estimates and judgments are disclosed in note 4 - Use of estimates and judgments.

The interim consolidated financial statements relating to the period ended September 30, 2026 were approved by the Executive Board of Officers on October 28, 2026.

2.1 Functional and presentation currency

The functional and presentation currency of the Company interim consolidated financial statements is the Brazilian Real, which is the currency of its main economic operating environment. For presentation purposes, the interim consolidated financial statements are presented in thousands of Brazilian Reais (“R$”), unless otherwise indicated, and the balances are rounded to the nearest thousand.

2.1.1 Exchange rates

The most significant exchange rates used for the preparation of the Company’s interim consolidated financial statements are as follow:

			Closing rate		Average rate
					Nine-month period ended:
Currency	Name	Country	09/30/2026	12/31/2025	09/30/2026	09/30/2025

ARS	Argentinian Peso	Argentina	0.0034	0.0038	0.0034	0.0048
BOB	Bolivian Peso	Bolivia	0.4310	0.7906	0.6326	0.8206
CAD	Canadian Dollar	Canada	3.6528	4.0187	3.7381	4.0801
CLP	Chilean Peso	Chile	0.0053	0.0061	0.0057	0.0059
GTQ	Quetzal	Guatemala	0.6794	0.7185	0.6768	0.7426
USD	US Dollar	Panamá	5.1809	5.5024	5.1782	5.7111
PYG	Guarani	Paraguay	0.0009	0.0008	0.0008	0.0007
DOP	Dominican Peso	Dominican Republic	0.0862	0.0869	0.0859	0.0932
UYU	Uruguayan Peso	Uruguay	0.1286	0.1409	0.1307	0.1370

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

The accounting practices adopted by the Company are consistent for all the years and periods presented. There were no changes to the accounting policies or calculation methods used for the interim consolidated financial statements at September 30, 2026 compared to those used for the consolidated financial statements for the years ended December 31, 2025.

AMBEV S.A.

3.1 Recently issued IFRS

The amendments and new standards that became effective in 2026 were either not applicable to, or did not have a material impact on, these interim separate and consolidated financial statements, as summarized below.

Standard	Effective date	Highlights
IFRS 9 and IFRS 7 – Classify and Measurement of Financial Instruments	January 1, 2026	The changes clarify the criteria for the classification and measurement of financial assets and liabilities, with an emphasis on the assessment of the contractual cash flows characteristics and the entity's business model. In addition, they enhance disclosure requirements, aiming to increase transparency regarding significant judgments, financial risks, and the impacts arising from the classification and measurement of financial instruments.

The following is the main change in accounting standard that, based on Management's assessment, will have an impact on the Company's disclosures in subsequent periods.

Beyond the above, the Company does not anticipate that any other standards or amendments to IFRS® standards or IFRIC® interpretations that have not yet come into force could have a material impact on the Group's financial statements. The Company has not opted for the early adoption of any standards.

3.1.1 IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosures in Financial Statements, which replaces IAS 1 and introduces new requirements aimed at improving the comparability of financial performance reporting and enhancing the transparency of the information provided to users. IFRS 18 is effective for annual reporting periods beginning on or after 1 January 2027, with early adoption permitted. The standard is required to be applied retrospectively.

While IFRS 18 does not affect the recognition or measurement of assets, liabilities, income or expenses, it’s expected to have a significant impact on the presentation of the primary financial statements and the related disclosures. IFRS 18 introduces new requirements to:

•	present specified categories in the statement of profit or loss, including the introduction of new operating, investing and financing categories, as well as defined subtotals;
•	require disclosures of management-defined performance measures (MPMs) in the notes to the financial statements; and
•	strengthen the principles of aggregation and disaggregation across primary financial statements and the notes.

The company anticipates that the adoption of the standard will primarily affect the presentation of the statement of profit or loss and the statement of cash flows, the disclosure of management performance measures, and the structure of the related notes.

The company does not intend to early adopt IFRS 18 and is currently in the process of preparing for the impacts arising from its application to the individual and consolidated financial statements. The Company has assessed that the main change in presentation will be the reclassification of foreign exchange gains and losses and gains and losses on certain hedging instruments from “financial income and expenses,” as presented under IAS 1, to “operating profit,” as required under IFRS 18, when the underlying exposure measured or hedged is related to operating activities.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of interim consolidated financial statements in compliance with IFRS requires Management to make use of judgments, estimates and assumptions that affect both the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and significant judgment are based on past experience and on other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying amounts of assets and liabilities that cannot readily be determined based on other sources. The actual results achieved may differ from these estimates.

AMBEV S.A.

Such estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the results for the period during which they are realized, or for future periods.

The impairment test is performed annually considering the most accurate estimates calculated by Management. The Company’s Management has not identified any relevant indications of impairment in the nine-month period ended September 30, 2026.

The accounting policy which reflects significant estimates and judgments used in the preparation of these interim consolidated financial statements for the nine-month period ended September 30, 2026 has not changed from those valid on December 31, 2025.

5.	CASH AND CASH EQUIVALENTS AND INVESTMENT SECURITIES

5.1 Cash and cash equivalents

	09/30/2026	12/31/2025

Cash	67,741	33,360
Current bank accounts	5,508,190	7,824,261
Short-term bank deposits (i)	13,612,318	10,780,607
Net cash and cash equivalents	19,188,249	18,638,228

(i) The balance refers mostly to Bank Deposit Certificates (“CDBs”) and highly liquid short-term deposits, which are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in value.

Effective January 2026, the Company ceased to consolidate its subsidiary in Cuba and started to account for as an associate using the equity method, in line with the application of the consolidation criteria under applicable accounting standards. As a result, the cash and cash equivalents balances of this investee are no longer included in the consolidated financial statements from that date. This effect is reflected in the line “Sale/(acquisition) and others related to subsidiaries and associates, net of cash” in the Statements of Cash Flows.

The cash and cash equivalents balance includes the amount of R$821,225 at September 30, 2026 (R$4,070,595 in December 31, 2025), in the consolidated financial statements, which is not freely remittable to the Parent Company. As of September 30, 2026, such restriction arises from the unavailability of foreign currency in Bolivia, although the funds remain available for use in the local operations of the respective subsidiary. As of December 31, 2025, the restricted balance also included amounts related to the operation in Cuba, totaling R$2,017,094.

AMBEV S.A.

5.2 Investment securities

	09/30/2026	12/31/2025

Financial assets at fair value through profit or loss	2,725,865	1,667,391
Investments in debt securities (i)	-	14,301
Current assets	2,725,865	1,681,692

Investments in debt securities	90,930	123,256
Non-current assets	90,930	123,256

Total	2,816,795	1,804,948

(i) The balance refers substantially to financial investments linked to tax incentives that are not immediately convertible into a known amount of cash.

6.	INVENTORIES

	09/30/2026	12/31/2025

Finished goods	3,719,584	3,218,469
Work in progress	708,487	619,904
Raw materials and consumables	4,581,644	5,297,699
Spare parts and others	784,287	865,375
Inventory in transit and prepayments	293,055	629,705
Impairment losses	(104,278)	(111,062)
	9,982,779	10,520,090

The changes in impairment losses on inventory are as follow:

	09/30/2026	12/31/2025
Balance at the end of the previous year	(111,062)	(141,046)
Effects of cumulative translation adjustments (CTA)	8,392	6,911
Restructuring of subsidiaries (i)	6,432	4,007
Provisions	(123,967)	(195,476)
Write-offs/reversal of provisions	115,927	214,542
Balance at the end of the period	(104,278)	(111,062)

(i) Effect related to the deconsolidation of balance sheet amounts, including the sale of a subsidiary.

AMBEV S.A.

7.	RECOVERABLE TAXES
	09/30/2026	12/31/2025
Exclusion of ICMS from PIS/COFINS (i)	186,769	436,593
PIS/COFINS	149,408	143,553
ICMS	463,525	407,345
IPI	106,951	120,665
Income tax and social contributions	718,672	2,480,759
Other	55,364	34,464
Current	1,680,689	3,623,379

Exclusion of ICMS from PIS/COFINS (i)	7,408,012	7,118,090
PIS/COFINS	7,766	28,315
ICMS	281,085	320,380
Income tax and social contributions	3,117,930	2,455,452
Other	172,587	226,903
Non-current	10,987,380	10,149,140

Total	12,668,069	13,772,519

(i) Over the past few years, as previously disclosed, the Company has recognized PIS/COFINS credits arising from the exclusion of ICMS, including in the form of tax substitution, from the calculation bases of these contributions. These tax credits were recorded against the recoverable taxes in the balance sheet, in the PIS/COFINS – ICMS exclusion line, as shown in the table above. The amounts that have not yet been offset substantially refer to tax credits from Regime Especial de Tributação de Bebidas Frias (“REFRI”), for the period from 2009 to 2015, in relation to which the lawsuit is currently in the final expert evaluation phase.

8.	INCOME TAX AND SOCIAL CONTRIBUTION

8.1 Deferred income tax and social contribution

The amounts of deferred income tax and social contribution for each type of temporary difference are as shown below:

	09/30/2026			12/31/2025
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	7,823	-	7,823	6,842	-	6,842
Intangibles	-	(1,767,539)	(1,767,539)	-	(1,836,483)	(1,836,483)
Employee benefits	916,347	-	916,347	786,297	-	786,297
Trade payables	2,965,830	(2,432)	2,963,398	3,462,227	(2,135)	3,460,092
Trade receivables	99,045	(2,606)	96,439	8,513	(11,018)	(2,505)
Derivative financial instruments	29,605	(158,003)	(128,398)	64,997	(171,696)	(106,699)
Interest-bearing loans and borrowings	4,593	-	4,593	7,649	-	7,649
Inventories	348,023	(153,927)	194,096	390,446	(120,188)	270,258
Property, plant and equipment	978,424	(2,005,844)	(1,027,420)	1,092,185	(1,951,498)	(859,313)
Withholding tax on undistributed profits and royalties	-	(1,769,744)	(1,769,744)	-	(2,136,201)	(2,136,201)
Investments in associates and joint ventures	340	(383,678)	(383,338)	-	(383,678)	(383,678)
Interest on capital	652,629	-	652,629	-	-	-
Tax losses carried forward (i)	3,821,433	-	3,821,433	3,715,493	-	3,715,493
Provisions	1,456,592	(3,227)	1,453,365	1,606,370	(553)	1,605,817
Complement of income tax of foreign subsidiaries due in Brazil	-	(160,040)	(160,040)	-	-	-
Impact of IFRS 16 (Leases)	4,790	(83,769)	(78,979)	2,861	(78,249)	(75,388)
Exclusion of ICMS from PIS/COFINS calculation basis	-	(8,093)	(8,093)	-	(82,550)	(82,550)
Other items	168,871	(206,642)	(37,771)	286,065	(163,554)	122,511
Gross deferred tax assets/(liabilities)	11,454,345	(6,705,544)	4,748,801	11,429,945	(6,937,803)	4,492,142
Netting by taxable entity	(2,912,119)	2,912,119	-	(3,025,533)	3,025,533	-
Net deferred tax assets/(liabilities)	8,542,226	(3,793,425)	4,748,801	8,404,412	(3,912,270)	4,492,142

(i) Historically, tax authorities have offset tax losses ex-officio in administrative proceedings in which the Company and some of its subsidiaries are involved, resulting in an accumulated offset of R$314,817. This amount is included in the tax credits recognized under the line of tax losses carried forward. The contingencies in question have a probability of a possible loss.

AMBEV S.A.

8.1.1 Realization of deferred taxes

At September 30, 2026 the deferred tax assets and liabilities expected to be utilized/settled, not related to tax losses, are: (i) to be realized until 12 months R$1,566,352; and (ii) to be realized after 12 months R$(638,981).

8.1.2 Net change in deferred taxes

The net change in deferred income tax and social contribution is as follows:

At December 31, 2025	4,492,142
Investment hedges – obligations related to the acquisition of a non-controlling interest	(5,000)
Cash flow hedge – gains/(losses)	(24,181)
Gains/(losses) on cumulative translation adjustments [CTA]	(240,482)
Recognized in other comprehensive income	(269,663)
Recognized in the income statement	814,731
Changes recognized directly in the balance sheet	(288,409)
Recognized in deferred tax	(293,076)
Effects of the application of IAS 29 (hyperinflation)	(293,076)
Recognized in the other balance sheet group	4,667
At September 30, 2026	4,748,801

8.1.3 Deferred tax assets related to tax losses

Beyond the tax credits related to tax losses effectively recognized as part of the amounts disclosed above, there are other tax credits related to tax losses that were not recorded in the balance sheets due to their low expectations of realization, based on Management’s assessment. At September 30, 2026, the accumulated balance of these credits represented R$845,153 in taxable value (R$991,549 in December 31, 2025) equivalent to a taxable basis of R$3,194,354 in September 30, 2026 (R$3,788,686 in December 31, 2025).

Additionally, tax credits related to tax losses recorded in the Brazilian ECF (Tax Accounting Bookkeeping), for the purpose of calculating Taxation on a worldwide basis, ceased to be recognized, resulting in a principal amount of R$4,748,729 as of September 30, 2026 (R$5,289,511 as of December 31, 2025).

8.2 Income tax and social contribution

The income taxes reported in the income statement are broken down as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Income tax expenses – current	(3,607,280)	(3,157,313)	(1,161,418)	(849,262)

Deferred tax expenses on temporary differences	708,791	901,428	304,424	543,449
Deferred tax on taxes loss carryforward movements in the current period	105,940	224,907	(25,131)	(44,359)
Total deferred tax (expenses)/income	814,731	1,126,335	279,293	499,090

Total income tax expenses	(2,792,549)	(2,030,978)	(882,125)	(350,172)

The reconciliation between the weighted nominal tax rate and the effective tax rate is summarized below:

AMBEV S.A.

	Nine-month period ended:		Three-month period ended:
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Profit before income tax	14,519,107	13,489,913	5,248,440	5,213,892
Adjustments to the taxable basis
Other non-taxable income	(493,240)	(860,272)	(166,740)	(529,960)
Government grants related to taxes on sales	(312,639)	(291,397)	(100,930)	(97,499)
Share of results of associates and joint ventures	(33,439)	8,130	(22,768)	5,392
Non-deductible expenses	405,441	305,321	97,849	52
Taxation on a universal basis and other adjustments related to foreign subsidiaries	495,647	188,692	107,593	183,699
	14,580,877	12,840,387	5,163,444	4,775,576
Aggregated weighted nominal tax rate	29.64%	27.62%	29.20%	27.69%
Taxes payable – nominal rate	(4,321,334)	(3,546,403)	(1,507,759)	(1,322,270)
Adjustments to tax expenses
Income tax incentives	316,021	318,568	115,197	210,428
Deductible interest on capital	1,262,533	1,066,866	496,004	472,152
Tax savings arising from the amortization of goodwill	2,689	2,689	896	896
Withholding income tax	(215,155)	(180,426)	(84,161)	(76,899)
Recognition/(write-off) of deferred charges on tax losses	(49,697)	(58,976)	(14,708)	(13,522)
Effects of the application of IAS 29 (hyperinflation)	48,634	(14,151)	3,853	13,790
Other tax adjustments	163,760	380,855	108,553	365,253
Income tax and social contribution expense	(2,792,549)	(2,030,978)	(882,125)	(350,172)
Effective tax rate	19.23%	15.06%	16.81%	6.72%

The main events that impacted the effective tax rate for the period were:

•	Other non-taxable income: it refers mainly to the revenues arising from monetary updates (Selic) on tax credits. Additionally, specifically in the third quarter of 2025, other non-taxable income arising from the sale of the subsidiary SLU was recognized, as detailed in Note 1.3.4 – Completion of the third tranche – Sale of subsidiary.

•	Government grants related to taxes on sales: these represent regional incentives and economic development policies, primarily related to local production to generate economic and social impact. Before the advent of Federal Law No. 14,789/2023, those grants were not subject to income tax and social contribution. In this regarding, since August 2024 companies in the group have obtained favorable decisions, in effect since then, exempting them from collecting IRPJ and CSLL on amounts determined as government grants related to tax benefits deemed as ICMS presumed credits.

•	Non-deductible expenses: primarily refer to the additional costs incurred in acquiring foreign currency in certain jurisdictions where the Group operates, used mainly for the remittance of earnings to the parent companies.

•	Taxation on a universal basis and other adjustments related to foreign subsidiaries: the additional income taxes due in Brazil on the income of foreign-controlled entities, in accordance with Law No. 12,973/2014. It also includes local permanent adjustments to foreign companies consolidated within the group, as well as the effects arising from some of these companies having a functional currency that differs from the currency used for tax calculations.

•	Income tax incentives: it refers to tax incentives related to income tax granted by the Brazilian Federal Government to promote regional development in certain areas of the North and Northeast of the country and to the PAT (“Programa de Alimentação do Trabalhador”). These incentives are recorded in the results on an accruals basis and allocated to fiscal incentives reserve, as per item (13.3.1) "Tax incentives" within note 13 – Changes in equity.

•	Withholding income tax: this balance is related to tax due on dividends to be distributed by subsidiaries located outside of Brazil under local tax legislation. The recorded amounts in 2026 are mainly related to withholding tax calculated on profits earned in 2026 and to exchange differences on deferred income tax related to the undistributed profits of subsidiaries.

AMBEV S.A.

•	Deductible interest on capital (“IOC”): under Brazilian law, companies have an option to remunerate their shareholders through the payment of IOC, which is deductible for income tax purposes. The amount of IOC is impacted by the taxable result, net income reserves of the Company and by the long-term interest rate (“TJLP”). These remunerations are deductible for income tax purposes.

•	Effects of the application of IAS 29 (hyperinflation): the Company’s subsidiary in Argentina operates in a hyperinflationary economy thus subject to the monetary correction of its non-financial assets and liabilities, its equity and its statement of income, which may impact the consolidated effective tax rate, implying variation between periods.

•	Other tax adjustments: in the third quarter of 2025, the Group’s effective tax rate was impacted by a non-recurring effect arising from the partial reversal of a liability related to the Special Tax Regularization Program (“PERT 2017”) at CRBS. This reversal occurred due to the application, by the tax authorities, of Article 14 of Brazilian Federal Law No. 14,689/2023 to a portion of the outstanding tax debt under PERT, which resulted in the recovery of expenses incurred in prior periods. This article established the unenforceability of penalties imposed in tax assessments that exceed one hundred percent (100%) of the tax debt amount, which had been declared unconstitutional by the Federal Supreme Court, as well as the unenforceability of the related interest. The total reduction in the liability amounted to R$644 million. Of this amount, R$375 million was recorded under income tax and related to the reduction in the penalty, representing the main effect reflected in the “Other tax adjustments” line item for the period. The remaining R$269 million was recognized in financial income and related to the corresponding interest

9.	PROPERTY, PLANT AND EQUIPMENT

	09/30/2026	12/31/2025
Property, plant and equipment	22,916,912	24,617,947
Right of use assets	2,382,879	3,026,370
	25,299,791	27,644,317

AMBEV S.A.

9.1 Changes in the carrying amount of property, plant, and equipment

										Carrying amount
	At December 31, 2024	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Acquisitions	Depreciation	Disposals and write-offs	Transfers	Subsidiary Restructuring (i)	At December 31, 2025	Acquisition cost	Depreciation	Total
Land and buildings	11,129,846	(1,089,380)	411,668	12,150	(463,596)	(45,497)	754,751	(118,667)	10,591,275	16,710,784	(6,119,509)	10,591,275
Plant and equipment	12,555,289	(1,085,314)	358,182	375,785	(3,756,473)	(23,935)	2,997,705	(134,001)	11,287,238	47,729,517	(36,442,279)	11,287,238
Fixtures and accessories	927,840	(60,495)	12,817	113,453	(476,269)	(8,377)	385,549	(5,448)	889,070	7,896,162	(7,007,092)	889,070
Under construction	2,521,564	(181,846)	63,867	3,613,877	-	-	(4,175,390)	8,292	1,850,364	1,850,364	-	1,850,364
Total	27,134,539	(2,417,035)	846,534	4,115,265	(4,696,338)	(77,809)	(37,385)	(249,824)	24,617,947	74,186,827	(49,568,880)	24,617,947

										Carrying amount
	At December 31, 2025	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Acquisitions	Depreciation	Disposals and write-offs	Transfers	Subsidiary Restructuring (i)	At September 30, 2026	Acquisition cost	Depreciation	Total
Land and buildings	10,591,275	(520,608)	388,922	1,010	(380,166)	(3,659)	329,066	(60,571)	10,345,269	16,629,254	(6,283,985)	10,345,269
Plant and equipment	11,287,238	(455,888)	282,296	167,032	(2,535,615)	(12,186)	1,621,468	(42,242)	10,312,103	47,634,437	(37,322,334)	10,312,103
Fixtures and accessories	889,070	(43,295)	8,869	132,008	(360,276)	-	421,419	(5,167)	1,042,628	7,264,405	(6,221,777)	1,042,628
Under construction	1,850,364	(65,523)	23,134	1,928,253	-	-	(2,504,944)	(14,372)	1,216,912	1,216,912	-	1,216,912
Total	24,617,947	(1,085,314)	703,221	2,228,303	(3,276,057)	(15,845)	(132,991)	(122,352)	22,916,912	72,745,008	(49,828,096)	22,916,912

(i) Effect related to the deconsolidation of balance sheet amounts, including the sale of a subsidiary.

AMBEV S.A.

9.2 Changes in the carrying amount of right-of-use assets

										Carrying amount
	At December 31, 2024	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Additions	Depreciation	Write-offs	Transfers	Subsidiary Restructuring (i)	At December 31, 2025	Acquisition cost	Depreciation	Total
Buildings	1,235,289	(55,594)	7,484	697,595	(463,235)	(1,135)	(35,656)	(649)	1,384,099	3,764,191	(2,380,092)	1,384,099
Machinery, equipment and vehicles	1,726,325	(20,933)	608	781,748	(740,263)	(212,813)	22,944	-	1,557,616	4,487,363	(2,929,747)	1,557,616
Others	74,041	(7,666)	2,779	73,990	(60,318)	(447)	2,276	-	84,655	277,870	(193,215)	84,655
Total	3,035,655	(84,193)	10,871	1,553,333	(1,263,816)	(214,395)	(10,436)	(649)	3,026,370	8,529,424	(5,503,054)	3,026,370

									Carrying amount
	At December 31, 2025	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Additions	Depreciation	Write-offs	Subsidiary Restructuring (i)	At September 30, 2026	Acquisition cost	Depreciation	Total
Buildings	1,384,099	(26,001)	2,701	191,098	(335,101)	(1,735)	-	1,215,061	3,789,133	(2,574,072)	1,215,061
Machinery, equipment and vehicles	1,557,616	(8,510)	(620)	152,874	(575,765)	(94,133)	(2,294)	1,029,168	4,469,262	(3,440,094)	1,029,168
Others	84,655	(2,896)	1,959	104,892	(41,837)	(7,732)	(391)	138,650	360,742	(222,092)	138,650
Total	3,026,370	(37,407)	4,040	448,864	(952,703)	(103,600)	(2,685)	2,382,879	8,619,137	(6,236,258)	2,382,879

(i) Effect related to the deconsolidation of balance sheet amounts, including the sale of a subsidiary.

AMBEV S.A.

10.	TRADE PAYABLES
	09/30/2026	12/31/2025

Trade payables	19,870,838	22,596,092
Related parties	1,305,278	1,146,743
Current	21,176,116	23,742,835

Trade payables	80,060	67,682
Related parties	149,932	245,277
Non-current	229,992	312,959

Total	21,406,108	24,055,794

The present value adjustment related to the obligations recorded in trade payables at September 30, 2026 is R$257,150 (R$243,031 at December 31, 2025).

The subsidiaries in Argentina, Chile, and Panama have discount transactions of endorsed trade bills (trade payables securitization) with vendors in the amount of R$87,126 at September 30, 2026 (R$20,247 at December 31, 2025). In general, such discount transactions occur due to legal requirements existing in these jurisdictions. These transactions retain their commercial characteristics, as there are no changes to the previously agreed terms (amount, term or counterparty), and the decision to obtain early payment of the receivables remains at the sole discretion of the vendors. Therefore, these transactions do not result in any additional obligation for the Company.

11.	INTEREST-BEARING LOANS AND BORROWING

	09/30/2026	12/31/2025

Secured bank loans	17,580	18,831
Other secured loans	120,024	135,510
Lease liabilities	859,493	1,012,984
Current liabilities	997,097	1,167,325

Secured bank loans	63,291	80,870
Other secured loans	152,770	176,067
Lease liabilities	1,501,601	1,962,662
Non-current liabilities	1,717,662	2,219,599

Total	2,714,759	3,386,924

Additional information regarding the exposure of the Company to interest rates, foreign currency risk and debt repayment schedule is disclosed in Note 20 - Financial instruments and risks.

11.1 Contractual clauses (covenants)

At September 30, 2026, at December 31, 2025, and up to the date of issuance of these consolidated financial statements, no events of default, breaches of covenants, or significant contractual changes occurred that would result in changes to the payment terms of loan and financing agreements.

11.2 Leasing contracts regarding the term and discount rate (Brazil)

The Company estimated the discount rates based on the risk-free forward interest rate curves observable in the Brazilian market, for terms consistent with the lease contracts, plus the Company-specific credit spread. The risk-free curves were obtained from observable market information, while the credit spreads were estimated based on quotations provided by financial institutions:

AMBEV S.A.

		Rate %
Lease Term	09/30/2026	12/31/2025
2026 - 2030	12.56%	12.23%
2031 - 2040	13.31%	12.94%

12.	PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Company and its subsidiaries are involved in administrative and judicial proceedings and arbitrations arising from the normal course of business. The assessment of the likelihood of loss, carried out by the Company with the support of its legal advisors, considers the likelihood of the Company position being accepted at the end of the proceedings, considering the applicable legislation, the case law on the subject and the existing evidence. Due to their nature, these proceedings involve inherent uncertainties, including, but not limited to, decisions by courts and tribunals agreements between the parties involved and governmental actions and, as a result, Management cannot, at this stage, estimate the precise timing to conclude such proceedings.

12.1 Provisions

The lawsuits considered probable of loss are fully provisioned, under the terms of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, and have a tax, civil or labor nature. Cases are considered likelihood of loss when there is established or binding case law unfavorable to the position defended by the Company and its subsidiaries, or, in the case of factual or evidentiary disputes, when the Company and its subsidiaries do not have the necessary and sufficient evidence to prove the claimed right.

12.1.1 Main lawsuits with a probable risk of loss

Taxes on sales: in Brazil, the Company and its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes, considered as probable likelihood of loss. Such proceedings include, among others, tax offsetting, appropriation of tax credits and alleged insufficient payment of the respective taxes.

Labor: the Company and its subsidiaries are parties to labor lawsuits considered likely to result in loss, involving former employees, including those from outsourced service providers. The main issues involve overtime and related effects and respective charges.

Civil: the Company and its subsidiaries are involved in civil proceedings considered as representing a probable likelihood of loss. The most relevant portion of these lawsuits was filed by former distributors, mainly in Brazil, mostly claiming damages resulting from the termination of their contracts with the Company.

Other taxes: refer to provisions for lawsuits concerning taxes unrelated to sales or income taxation. The uncertain tax treatments related to income taxes with a likelihood of probable loss have their value reported directly in the income tax and social contribution payable line, as per IFRIC 23 - Uncertainty on the Treatment of Income Taxes.

12.1.2 Provisions changes

	Tax on sales	Labor	Civil	Other taxes	Restructuring (i)	Total
Balance at December 31, 2024	325,906	195,110	372,021	214,206	4,572	1,111,815
CTA effect	-	(1,955)	(7,372)	(7,435)	(301)	(17,063)
Constituted provisions	423,011	285,111	273,018	275,282	23,348	1,279,770
Consumed provisions	(129,832)	(211,490)	(165,833)	(42,501)	(22,511)	(572,167)

AMBEV S.A.

Reversed provisions	(93,989)	(49,884)	(174,778)	(34,649)	-	(353,300)
Balance at December 31, 2025	525,096	216,892	297,056	404,903	5,108	1,449,055
CTA effect	-	(848)	(2,117)	(2,268)	(369)	(5,602)
Constituted provisions	62,839	203,070	49,075	55,825	2,067	372,876
Consumed provisions	(62,673)	(122,065)	(27,950)	(8,646)	(6,243)	(227,577)
Reversed provisions	(108,446)	(67,998)	(22,168)	(4,747)	-	(203,359)
Balance at September 30, 2026	416,816	229,051	293,896	445,067	563	1,385,393

(i) Restructuring provisions mainly relate to organizational improvements, right-sizing and the Group’s digitalization efforts.

12.1.3 Expected settlement of provisions

	09/30/2026			12/31/2025
	Current	Non-current	Total	Current	Non-current	Total
Tax on sales	200,072	216,744	416,816	124,282	400,814	525,096
Labor	124,401	104,650	229,051	99,389	117,503	216,892
Civil	73,213	220,683	293,896	81,425	215,631	297,056
Other taxes	264,163	180,904	445,067	261,161	143,742	404,903
Total provision for disputes and litigation	661,849	722,981	1,384,830	566,257	877,690	1,443,947
Restructuring (i)	563	-	563	5,108	-	5,108
Total provisions	662,412	722,981	1,385,393	571,365	877,690	1,449,055

(i) Restructuring provisions mainly relate to organizational improvements, right-sizing and the Group’s digitalization efforts.

The expected settlement of provisions was based on Management’s best estimate, in line with their internal and external legal advisors’ assessments, at the consolidated balance sheet date.

12.2 Contingencies

The Company and its subsidiaries maintain administrative and judicial disputes with fiscal authorities in Brazil related to certain tax positions adopted when calculating the income tax and social contribution, which, based on Management’s current evaluation, probably are going to be accepted in superior court decisions of last instance, considering the regular compliance with tax laws, case law, and evidence produced, in line with IFRIC 23 - Uncertainty over Income Tax Treatments. The Group is also part on tax proceedings related to other taxes, which involve possible loss risk, according to Management's assessment. To these uncertain tax treatments and possible contingencies there are no constituted provision, due to the likelihood of loss assessment carried out. Such proceedings represent the following estimates.

	09/30/2026	12/31/2025

Income tax and social contribution	77,630,859	72,201,276
Value-added and excise duties	28,095,435	28,810,054
PIS and COFINS	1,995,898	1,876,543
Others	3,893,722	3,046,204
	111,615,913	105,934,077

Contingencies with a remote risk of loss are not disclosed, as the possibility of any settlement is remote, in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

The Company and its subsidiaries have guarantee-insurance bonds and letters of guarantee for some legal proceedings, presented as guarantees on civil, labor and tax lawsuits.

12.2.1 Main contingencies with a possible risk of loss

The changes in the amount of contingencies reported relate mainly to the increase resulting from monetary restatement. In addition, the main process classified with a possible loss probability, which relevant changed between December 31, 2025 and September 30, 2026, are summarized in the table below, along with their respective estimated values involved in the cases.

AMBEV S.A.

	Uncertainty over the treatment of income taxes In accordance with IFRIC 23 (note 8 - Income tax and social contribution)	Estimates (in million of Brazilian Reais)
#	Description of the main processes	09/30/2026	12/31/2025
1

Deductibility of IOC expenses

During the 2013 fiscal year, as approved in a General Meeting, the Company implemented a corporate restructuring aimed at simplifying its structure and unifying its share classes, among other objectives. One of the steps of this restructuring involved the exchange of shares and subsequent incorporation of the shares of its subsidiary Companhia de Bebidas das Américas into Ambev S.A. As a consequence of this operation, Ambev S.A. recognized in its accounting records the counterpart of the difference between the value of its shares issued for this exchange and the book value of the subsidiary's shares in equity, in accordance with IFRS 10 - Consolidated Financial Statements, under the item "adjustments to equity".

As a result of this restructuring, since 2019, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities (“RFB”) related to the interest on capital (“IOC”) deduction for calendar years 2014 to 2021. The assessments refer primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses.

In all cases Ambev obtained partially favorable decisions at the first-level administrative court and filed appeals to the Lower Administrative Court (“CARF). The appeals related to tax assessments involving calendar years 2014 and 2017 to 2021 await judgment by CARF. The favorable portion of the decisions rendered by the first-level administrative court in these cases is subject to mandatory review by the CARF as well. With respect to the tax assessment involving calendar years 2015 and 2016, in May 2024 the company obtained an unfavorable decision on the merits under discussion, but favorable as it relates to the fines charged by the tax authorities, as the court decision cancelled the qualified penalties. In December 2024, the favorable portion of the decision became final, and the Company appealed the unfavorable portion to CARF. CARF did not accept the appeal, and in October 2025, Ambev filed appeals (i) to the Upper Administrative Court (“CSRF”), with respect to the main merits of the assessment and (ii) to the judicial courts on a specific portion of the 2015 assessment. In December 2025, Ambev received an unfavorable decision from the first-level judicial court, which did not analyze the merits of the specific portion of the 2015 assessment as the court determined it would also involve the main merits, and filed an appeal. In April 2026, CARF declined to accept the appeal on the main merits of the assessment, and Ambev filed a lawsuit to have the matter decided at the judicial level. The updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23, is approximately R$33.5 billion as of September 30, 2026 (R$30.8 billion as of December 31, 2025). Due to the assessment of the likelihood of loss, no provision was made in the period.

This uncertain tax treatment, according to IFRIC 23, continued to be applied by Ambev and affected subsequent calendar years to those assessed (2022 and 2023), during which the Company also distributed IOC and deducted them from the taxable base of its Corporate Income Tax. Therefore, if the deductibility of IOC is also questioned in the future, on the same basis and with the same grounds as the tax assessments mentioned, the Company estimates that the outcome of these potential new discussions would be consistent with the period already assessed. In December 2023, Provisional Measure 1,185, of August 2023, was converted into a law (No. 14,789/2023), which changes the basis for calculating Interest on Capital as of January 1, 2024, making this uncertain tax treatment limited to Interest on Capital calculated in accordance with legislation in force before the aforementioned law effective date.

		33,484	30,782

AMBEV S.A.

2

Disallowance of tax paid abroad

Since 2014, the Company has been receiving tax assessments, relating to calendar years from 2007 onwards, which disallow the use of foreign tax credits relating to income tax paid abroad by its controlled companies. The Company has challenged these assessments in the administrative and judicial courts.

The Company has obtained favorable outcomes in certain cases, including a final favorable administrative decision for calendar year 2010 and the full cancellation of a tax assessment relating to calendar year 2012. Two other cases involving calendar year 2012, relating to the requirements for the offset of foreign tax credits, remain under discussion. One of these cases is currently under judicial review following an unfavorable decision to the Company at the administrative court.

With respect to tax assessments relating to calendar years 2015 and 2016, the Company received unfavorable decisions at the administrative level in three out of four cases, which are currently subject to judicial review.

In 2026, additional tax assessments relating to calendar years 2018, 2020 and 2023 were received, and defenses were filed.

The remaining cases are still awaiting final decisions at both administrative and judicial courts.

In addition, the Tax Authorities issued separate tax assessments to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. Such assessments have been issued for calendar years 2015 through 2021.

At the administrative level, final decisions unfavorable to the Company were rendered for calendar years 2015 and 2019, which are currently under judicial review. Assessments relating to calendar years 2017 and 2018 were cancelled as a result of, respectively, a favorable decision from CARF which became final in September 2026, and the application of Law 14,689/2023 to the 2018 case in July 2026 in light of the decision rendered to the Company by a tie-vote at CARF. These decisions resulted in the cancelation of approximately 1.1 billion Brazilian real in contingencies as of September 30, 2026.

In July 2026, the Company received an additional assessment relating to calendar year 2021 and filed a defense, which remains pending before the first-level administrative court.

The remaining cases are still awaiting final decisions in the administrative courts.

The updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23 - Uncertainty over Income Tax Treatments, is approximately R$22.9 billion as of September 30, 2026 (R$19.1 billion as of December 31, 2025), and, due to the assessment of the likelihood of loss, no provision was made in the period.

This uncertain tax treatment, according to IFRIC, regarding income tax credits paid abroad, continued to be applied by the Company and impacted subsequent calendar years to those assessed (2021-2026). If new questions arise in the future, on the same basis and with the same grounds as the tax assessments mentioned, the Company estimates that the outcome of these potential new discussions would be consistent with the periods already assessed.

	22,906	19,091
3

Foreign Profits

Since 2005, the Company and some of its subsidiaries have been subject to tax assessments filed by the RFB relating to the taxation of profits earned by subsidiaries domiciled abroad under various arguments. The Company is challenging these assessments in the administrative and judicial courts.

In 2022 and 2023, CARF rendered favorable and partially favorable decisions to the Company, related to 2012 and 2014 calendar years. These decisions cancelled part of the disputed tax assessments, recognizing the validity of the methodology adopted by the Company with respect to the taxation of foreign profits and the goodwill amortization by foreign subsidiaries. Part of these decisions became final, representing the cancellation of the related tax contingency in the approximate amount 1.0 billion Brazilian real as of 30 September 2024. In August 2024 Ambev received a partially favorable decision from the first-level administrative court with respect to a tax assessment related to the 2018 calendar year. Both Ambev and the tax authorities filed appeals and the case awaits decision by CARF. In November 2024, Ambev received a new tax assessment relating to the taxation of foreign profits for calendar year 2019 and filed a defense, the outcome of which was partially favorable to the Company. The Company and the tax authorities filed appeals to CARF which are awaiting judgment. In December 2025, the Company received a tax assessment relating to calendar year 2020 and filed the defense with the first-level administrative court which issued a partially favorable decision to Ambev in June 2026. This decision is not final, and both the Company and the tax authorities filed appeals with CARF, that await judgment.

In the judicial proceedings, the Company has received favorable injunctions that suspend the enforceability of the assessed tax claim. Some proceedings have also resulted in favorable final decisions at the second-level judicial courts, while other proceedings remain pending before the Superior Court of Justice.

The updated amount of this uncertain tax treatment, in accordance with IFRIC 23, already assessed, is approximately R$7.1 billion as of September 30, 2026 (R$8.0 billion as of December 31, 2025).

This uncertain tax treatment, according to IFRIC 23, continued to be applied by the Company and impacted subsequent calendar years to those assessed (2021-2025). If new inquiries arise in the future, on the same basis and with the same grounds as the tax assessments mentioned, the Company estimates that the outcome of these eventual new discussions would be consistent with the periods already assessed.

	7,057	7,996
4

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first-level administrative decision and filed an appeal. In January 2019, CARF rendered a favorable decision to Arosuco, which became definitive.

In March 2019, Arosuco received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first-level administrative decision and filed an appeal with CARF. In February 2024, Arosuco received a favorable decision at CARF, which was appealed by the tax authorities to the CSRF. In September 2025, CSRF rendered an unfavorable decision to Arosuco, which upheld the tax authorities’ arguments and remanded the case to the CARF.

In April 2026, CARF rendered a favorable decision to Arosuco, resulting in the cancellation of the tax assessment. This decision became final in July 2026.

As a result of this decision as of 30 September 2026, there was no tax contingency associated with this uncertain tax position. On December 31, 2025, before this final favorable decision, the updated amount of this uncertain tax treatment, according to ICPC 22/IFRIC 23, was R$601.3 million.

	-	601

	Indirect taxes	Estimates (in million of Brazilian Reais)
#	Description of the main processes	09/30/2026	12/31/2025
1

Social contributions – Other Credits

In 2022, Ambev received a tax assessment and administrative decisions challenging the offsetting regarding certain PIS/COFINS’ credits. The tax authorities primarily argue that (i) certain credits claimed by Ambev are unrelated to the production proceedings and (ii) Ambev has not adequately demonstrated its right to utilize such credits. The assessment was challenged at the administrative level and after a partially favorable judgment, Ambev filed an appeal with CARF, which resulted in the proceeding being remanded for tax expert examination in September 2024. In March 2026, the Lower Administrative Court (CARF) issued a partially favorable decision in the taxpayer’s appeal. While certain relevant matters were decided in favor of the company, the main issues were ruled against the taxpayer by a tie-vote. This decision is not final, and Ambev filed a motion for clarification on certain aspects of the decision, which is pending trial. Regarding the administrative decisions, they are still awaiting judgment by the first-level administrative court. The Company estimates that the updated amount classified as a possible loss related to these proceedings is approximately R$655.7 million as of September 30, 2026 (R$615.1 million as of December 31, 2025).

		656	615

AMBEV S.A.

2

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities contend that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels. In February 2025, the Supreme Court rendered its judgment on Topic 816, establishing a limit of 20% for late payment fines. This decision is applicable to certain cases under consideration and represents a reclassification of potential loss from possible to remote, amounting to R$0.8 billion reais. In July 2025, Law No. 25,378/2025 of the state of Minas Gerais, which limits the application of isolated fines to a maximum of 50% of the tax due, was enacted. This law is applicable to a portion of the cases under discussion and resulted in a reclassification of approximately R$1.0 billion Brazilian real from possible to remote loss. Additionally, in November 2025, Ambev received new tax assessments from the State of Maranhão amounting to approximately R$1.4 billion. In August 2026, two administrative proceedings in Maranhão were concluded favorably to the Company, resulting in the cancellation of two tax assessments corresponding to R$1.2 billion, in historical amounts.

The Company estimates that the total updated amount of possible risk involved in the processes related to this matter, as of September 30, 2026, is approximately R$11.6 billion (R$12.0 billion as of December 31, 2025).

	11,563	11,987
3

ICMS – FAIN

In recent years, Ambev has received tax assessments issued by the State of Paraíba for the collection of ICMS related to the Fund for Industrial Development Support of Paraíba (FAIN). The alleged infractions stem from a controversy regarding the transfer of the tax incentive from the former Companhia de Bebidas das Américas to its successor Ambev S.A., as well as methodological issues regarding the calculation of the benefit. The Company is contesting these infractions in administrative and judicial courts. In August 2026, three administrative proceedings related to this matter were decided in favor of the Company. As a result of these favorable rulings, Ambev reassessed the likelihood of loss associated with these proceedings and reclassified approximately R$830 million from possible to remote loss. Ambev estimates that the updated value classified as a possible loss involved in these proceedings, as of September 30, 2026, is approximately R$81 million (R$762 million as of December 31, 2025).

	81	762

12.2.2 Tax Proceeding Initiated by the Group

The Company is also a party on other tax proceedings in which it is the claimant and discusses the possibility of recovering or avoiding the payment of taxes that, in the Management's view, lack constitutional and/or legal support for their enforcement. As disclosed on the accounting policies, the Company does not recognize contingent assets in its financial statements. If the inflow of economic benefits becomes probable, based on a forecast assessment conducted by external legal advisors in conjunction with the internal assessment of the Administration, the Company discloses the contingent asset. When the inflow of economic benefits becomes virtually certain, such as when a final judgment is rendered in the case and the gain can be reliably estimated, the asset is no longer contingent, and the Company recognizes it in the financial statements for the period in which the change in estimate occurs.

The contingent assets with relevant changes until September 30, 2026, are summarized in the table below.

#	Description of the main processes
1

Cerbuco Brewing Inc Arbitration

Cerbuco Brewing Inc. (“Cerbuco”), a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to a potential breach of certain obligations in connection with the joint venture. On 24 October 2024, the ICC informed the parties of the partial arbitral award, which was partially favorable to Cerbuco. On September 9, 2026, the final arbitral award in the second phase of the arbitration was rendered, awarding compensation to Cerbuco. The decision is final, with only a request for clarification pending judgment. In May 2025, Cerbuco was notified of an annulment action filed by Coralsa (its partner in the joint venture) in Paris, against the partial arbitral award. The award in the second phase of the arbitration is also subject to an annulment action, and any favorable decision for Coralsa in this case may affect both arbitral awards.

2

Federal taxation on VAT Incentives

After the enactment of Law No. 14,789, effective as of Jan 1st, 2024, the VAT incentives deemed as “government grants for investment”, began being taxed for IRPJ/CSLL and PIS/COFINS purposes. With that respect, Ambev and some of its subsidiaries in Brazil have filled their own legal procedures to challenge the legal aspects of the newly enacted Law. During 2024 and 2025, some of the companies obtained favorable judicial decisions related to VAT Incentives deemed as ICMS presumed credits which relief them, from the calculation periods starting after each decision was issued, from taxing IRPJ/CSLL and PIS/COFINS. This reflected, up through September 30, 2026, in accumulated amounts utilized of R$278 million and R$775 million, respectively.

AMBEV S.A.

13.	CHANGES IN EQUITY

13.1 Issued capital

At September 30, 2026, the authorized and issued capital, fully subscribed and paid in, amounting to R$58,308,102 (R$58,275,696 in September 30, 2025) was composed of 15,484,665 common shares (15,761,639 in September 30, 2025), book entry, registered, and with no par value, distributed as follows:

	09/30/2026		09/30/2025
Shareholder	Thousands of common shares	%	Thousands of common shares	%
Interbrew International GmbH	8,441,666	54.53%	8,441,666	53.57%
Ambrew S.A.R.L.	1,287,686	8.32%	1,287,740	8.17%
Fundação Zerrenner	1,609,987	10.40%	1,609,987	10.21%
Market (free float)	4,077,148	26.32%	4,253,041	26.98%
Treasury shares	68,178	0.44%	169,205	1.07%
	15,484,665	100.00%	15,761,639	100.00%

	09/30/2026		09/30/2025
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Opening balance	15,761,639	58,275,079	15,757,657	58,226,036
Capital increase (i)	2,026	33,023	3,982	49,660
Share cancellation (ii)	(279,000)	-	-	-
Balance at the end of the period	15,484,665	58,308,102	15,761,639	58,275,696

(i) Capital increase related to the issue of shares, under the Company’s share-based payment programs.

(ii) Cancellation of treasury shares, approved by the Board of Directors in August 2026, without reducing the share capital.

13.2 Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
Balance at January 1, 2025	(1,332,743)	53,662,811	700,898	2,305,444	55,336,410
Gains/(losses) of controlling interest	-	-	-	-	-
Share buybacks, results from treasury shares, and share-based payments	(1,737,943)	-	-	168,510	(1,569,433)
Balance at September 30, 2025	(3,070,686)	53,662,811	700,898	2,473,954	53,766,977

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
Balance at January 1, 2026	(2,947,613)	53,662,811	700,898	2,365,289	53,781,385
Share buybacks, results from treasury shares, and share-based payments	(3,272,583)	-	-	208,346	(3,064,237)
Share cancellation	4,095,498	(4,095,498)	-	-	-
Balance at September 30, 2026	(2,124,698)	49,567,313	700,898	2,573,635	50,717,148

AMBEV S.A.

13.2.1 Share buyback and treasury shares results

Treasury shares represent the Company’s own issued shares that have been repurchased by the Company. The results of treasury shares refer to gains and losses arising from share-based payment transactions and others related items. Changes in treasury shares were as follows:

	Acquisition/(realization of shares)		Results from treasury shares	Total treasury shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
Balance at January 1, 2025	29,807	(365,626)	(967,117)	(1,332,743)
Share Buyback	146,902	(1,831,123)	-	(1,831,123)
Share-Based Payment	(7,504)	87,081	-	87,081
Results from shares	-	-	6,099	6,099
Balance at September 30, 2025	169,205	(2,109,668)	(961,018)	(3,070,686)

	Acquisition/(realization of shares)		Results from treasury shares	Total treasury shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
Balance at January 1, 2026	145,113	(1,836,585)	(1,111,028)	(2,947,613)
Share Buyback	208,000	(3,333,022)	-	(3,333,022)
Share-Based Payment	(5,935)	73,304	-	73,304
Share cancellation	(279,000)	4,095,498	-	4,095,498
Results from shares	-	-	(12,865)	(12,865)
Balance at September 30, 2026	68,178	(1,000,805)	(1,123,893)	(2,124,698)

13.3 Net income reserves

	Profit reserves
	Investment reserve	Legal reserve	Fiscal incentives	Total
Balance at January 1, 2025	36,125,152	4,456	17,507,411	53,637,019
Declared dividends	(496,600)	-	-	(496,600)
Balance at September 30, 2025	35,628,552	4,456	17,507,411	53,140,419

	Profit reserves
	Investment reserve	Legal reserve	Fiscal incentives	Total
Balance at January 1, 2026	36,337,370	4,456	17,880,252	54,222,078
Balance at September 30, 2026	36,337,370	4,456	17,880,252	54,222,078

There were no changes in retained earnings reserves during the third quarter of 2025 and 2026.

13.3.1 Tax incentives

The tax incentives recognized by the Company in its net equity, under profit reserves, relate to industrial development programs that aim at the fostering of employment generation, increasing of regional decentralization, in addition to complementing and diversifying the industrial bases of some regions and states in Brazil. In these states, the grace periods and incentive terms are set out in normative acts issued by the respective states, and when there are conditions for obtaining these grants, they are under the Company’s control. The tax treatment of States incentives complies with the provisions of current federal, state, and municipal legislation, particularly Complementary Federal Law No. 160/2017 and CONFAZ Agreement No. 190/2017. Following the revocation of Article 30 of Federal Law No. 12,973/14 by Federal Law No. 14,789/23, the state tax incentives in the form of presumed ICMS credits have ceased to be allocated to the tax incentive reserve, starting from 2024. The other federal and state tax incentives continue to be recognized in the reserve.

AMBEV S.A.

13.3.2 Interest on capital/dividends

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors’ Meeting	05/04/2026	Interest on capital	until 12/31/2026	2026	ON	0.0449	694,639
Board of Directors’ Meeting	07/29/2026	Interest on capital	until 12/31/2026	2026	ON	0.0713	1,099,198
							1,793,837

Distribution of Interest on Capital (IOC) – May 2026 Resolution: At a meeting held on May 4, 2026, the Board of Directors approved the distribution of interest on capital ("IOC"), in the gross amount of R$0.0449 per Company share, corresponding to a net amount of R$0.0370 per share after withholding income tax in accordance with applicable legislation ("May 2026 IOC"). The May 2026 IOC will not be offset against the mandatory minimum dividend for the fiscal year and was calculated based on the profit for the period and the available balances reflected in the interim balance sheet as of March 31, 2026. The distribution of the May 2026 IOC will be subject to taxation in accordance with the applicable legislation. The payment will be made by December 31, 2026, on a date to be determined by the Company's Management.

Distribution of Interest on Capital (IOC) – July 2026 Resolution: At a meeting held on July 29, 2026, the Board of Directors approved the distribution of interest on capital (IOC) in the gross amount of R$0.0713 per Company share, corresponding to a net amount of R$0.0588 per share after the withholding of income tax in accordance with the applicable legislation (“July 2026 IOC”). The July 2026 IOC will be offset against the mandatory minimum dividend for the fiscal year and was calculated based on the profit for the period and the available balances reflected in the special balance sheet as of June 30, 2026. The distribution of the July 2026 IOC will be taxed in accordance with the applicable legislation. Payment will be made by December 31, 2026, on a date to be determined by the Company's Management.

AMBEV S.A.

13.4 Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Gains/(losses) of non-controlling interest’s share	Other movements	Business combination	Accounting adjustments for transactions between shareholders	Total
Balance at January 1, 2025	6,121,951	1,248,882	(602,521)	74,007	(94,246)	156,091	(75,461,490)	(68,557,326)
Gains/(losses) on cumulative translation adjustments [CTA]	(10,440,425)	-	-	-	-	-	-	(10,440,425)
Cash flow hedges	-	(1,514,838)	-	-	-	-	-	(1,514,838)
Actuarial gains/(losses)	-	-	(504)	-	-	-	-	(504)
Total comprehensive income	(10,440,425)	(1,514,838)	(504)	-	-	-	-	(11,955,767)
Gains/(losses) of controlling interest	-	-	-	1,828	-	-	-	1,828
Taxes on deemed dividends	-	-	-	-	(62,230)	-	-	(62,230)
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	-	-	(11,728)	-	-	-	-	(11,728)
Balance at September 30, 2025	(4,318,474)	(265,956)	(614,753)	75,835	(156,476)	156,091	(75,461,490)	(80,585,223)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Gains/(losses) of non-controlling interest’s share	Other movements	Business combination	Accounting adjustments for transactions between shareholders	Total
Balance at January 1, 2026	(2,713,332)	350,639	(614,411)	85,732	(155,909)	156,091	(75,473,313)	(78,364,503)
Gains/(losses) on cumulative translation adjustment [CTA]	(5,244,642)	-	-	-	-	-	-	(5,244,642)
Cash flow hedges	-	88,315	-	-	-	-	-	88,315
Actuarial gains/(losses)	-	-	890	-	-	-	-	890
Total comprehensive income	(5,244,642)	88,315	890	-	-	-	-	(5,155,437)
Taxes on deemed dividends	-	-	-	-	(23,917)	-	-	(23,917)
Balance at September 30, 2026	(7,957,974)	438,954	(613,521)	85,732	(179,826)	156,091	(75,473,313)	(83,543,857)

AMBEV S.A.

14.	SEGMENT REPORTING

(a)	Reportable segments nine-month period ended on September 30:
	Brazil		CAC		Latin America – South		Canada		Consolidated
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025

Net sales	37,458,940	35,036,473	7,128,390	8,180,388	12,299,787	12,323,230	7,320,852	7,894,743	64,207,969	63,434,834
Cost of sales	(18,565,354)	(17,488,790)	(3,017,403)	(3,711,118)	(6,546,349)	(6,586,284)	(3,041,238)	(3,325,668)	(31,170,344)	(31,111,860)
Gross profit	18,893,586	17,547,683	4,110,987	4,469,270	5,753,438	5,736,946	4,279,614	4,569,075	33,037,625	32,322,974
Distribution expenses	(4,595,928)	(4,484,098)	(580,748)	(652,491)	(1,642,863)	(1,548,919)	(1,244,772)	(1,331,202)	(8,064,311)	(8,016,710)
Sales and marketing expenses	(3,840,925)	(3,514,447)	(512,752)	(571,257)	(1,191,152)	(1,219,905)	(860,361)	(857,130)	(6,405,190)	(6,162,739)
Administrative expenses	(2,912,126)	(2,713,495)	(268,367)	(331,789)	(616,247)	(680,110)	(441,715)	(544,811)	(4,238,455)	(4,270,205)
Other operating income/(expenses)	2,010,843	1,741,445	(11,415)	2,871	34,788	32,197	14,168	(8,331)	2,048,384	1,768,182
Exceptional items(i)	(18,941)	(21,100)	66,829	878,202	(82,658)	(68,305)	(2,576)	(15,896)	(37,346)	772,901
Income from operations	9,536,509	8,555,988	2,804,534	3,794,806	2,255,306	2,251,904	1,744,358	1,811,705	16,340,707	16,414,403
Net financial results									(1,855,039)	(2,916,360)
Share of results of associates and joint ventures									33,439	(8,130)
Income before income tax									14,519,107	13,489,913
Income tax expenses									(2,792,549)	(2,030,978)
Net income									11,726,558	11,458,935

Acquisitions of property, plant and equipment	1,548,349	2,117,829	374,543	310,522	383,890	380,126	172,974	151,821	2,479,756	2,960,298

AMBEV S.A.

(continued)

	Brazil		CAC		Latin America – South		Canada		Consolidated
	09/30/2026	12/31/2025	09/30/2026	12/31/2025	09/30/2026	12/31/2025	09/30/2026	12/31/2025	09/30/2026	12/31/2025

Segment assets	58,044,482	58,539,954	12,571,034	14,331,925	21,679,807	23,344,458	15,176,918	16,783,598	107,472,241	112,999,935
Inter-segment eliminations									(2,264,188)	(3,067,549)
Non-segmented assets (ii)									36,366,646	35,154,763
Total assets									141,574,699	145,087,149

Segment liabilities	31,104,469	32,120,900	3,041,505	5,297,547	5,156,947	7,078,599	3,964,644	4,260,622	43,267,565	48,757,668
Inter-segment eliminations									(2,263,808)	(3,067,548)
Non-segmented liabilities (ii)									100,570,942	99,397,029
Total liabilities									141,574,699	145,087,149

(i) For the CAC reportable segment, mainly reflects the effect from the sale of a subsidiary, as described in Note 1 – General Information, item 1.3.4 – Completion of the third tranche – Sale of a subsidiary.

(ii) The balance of non-segmented assets refers mainly to cash and cash equivalents, taxes, and investments. The balance of non-segmented liabilities refers primarily to equity, taxes and derivatives.

Non-current assets attributed to Brazil (the Company’s country of domicile) and to Canada amounted to R$43,885,967 and R$13,281,815, respectively, at September 30, 2026 (R$44,994,052 and R$14,793,973, respectively, at December 31, 2025). Net revenue attributable to the Company's operations in Argentina totaled R$5,585,785 for the nine-month period ended September 30, 2026 (R$5,418,145 as of September 30, 2025), and the segmented non-current assets related to the same country totaled R$10,721,591 for the same period ended September 30, 2026 (R$9,916,672 as of December 31, 2025).

AMBEV S.A.

(b)	Reportable segments – three-month period ended on September 30:

	Brazil		CAC		Latin America – South		Canada		Consolidated
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025

Net sales	12,352,737	11,760,326	2,565,666	2,738,890	4,037,528	3,491,946	2,638,639	2,856,100	21,594,570	20,847,262
Cost of sales	(6,224,249)	(5,900,770)	(1,072,329)	(1,208,899)	(2,187,358)	(1,808,645)	(1,104,361)	(1,201,691)	(10,588,297)	(10,120,005)
Gross profit	6,128,488	5,859,556	1,493,337	1,529,991	1,850,170	1,683,301	1,534,278	1,654,409	11,006,273	10,727,257
Distribution expenses	(1,478,090)	(1,452,749)	(180,072)	(207,645)	(492,596)	(420,507)	(443,614)	(478,767)	(2,594,372)	(2,559,668)
Sales and marketing expenses	(1,222,973)	(1,109,528)	(175,892)	(188,627)	(392,240)	(346,717)	(276,540)	(275,034)	(2,067,645)	(1,919,906)
Administrative expenses	(979,591)	(893,538)	(90,076)	(94,028)	(207,699)	(194,660)	(169,042)	(172,785)	(1,446,408)	(1,355,011)
Other operating income/(expenses)	665,220	565,861	1,445	5,771	13,764	15,815	2,767	(20,318)	683,196	567,129
Exceptional items (i)	(7,960)	(3,801)	(13,004)	883,026	(21,539)	(33,908)	(480)	159	(42,983)	845,476
Income from operations	3,105,094	2,965,801	1,035,738	1,928,488	749,860	703,324	647,369	707,664	5,538,061	6,305,277
Net financial results									(312,389)	(1,085,993)
Share of results of associates and joint ventures									22,768	(5,392)
Income before income tax									5,248,440	5,213,892
Income tax expenses									(882,125)	(350,172)
Net income									4,366,315	4,863,720

(i) For the CAC reportable segment, mainly reflects the effect from the sale of a subsidiary, as described in Note 1 – General Information, item 1.3.4 – Completion of the third tranche – Sale of a subsidiary.

AMBEV S.A.

(c)	Additional information – by business unit – nine and three-month periods ended on September 30:

	nine-month period ended September 30:						three-month period ended September 30:
	Brazil						Brazil
	Beer		NAB		Total		Beer		NAB		Total
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025

Net sales	30,889,997	28,667,586	6,568,943	6,368,887	37,458,940	35,036,473	10,138,906	9,677,215	2,213,831	2,083,111	12,352,737	11,760,326
Cost of sales	(15,038,684)	(13,870,464)	(3,526,670)	(3,618,326)	(18,565,354)	(17,488,790)	(4,991,756)	(4,749,679)	(1,232,493)	(1,151,091)	(6,224,249)	(5,900,770)
Gross profit	15,851,313	14,797,122	3,042,273	2,750,561	18,893,586	17,547,683	5,147,150	4,927,536	981,338	932,020	6,128,488	5,859,556
Distribution expenses	(3,640,105)	(3,516,969)	(955,823)	(967,129)	(4,595,928)	(4,484,098)	(1,172,329)	(1,156,559)	(305,761)	(296,190)	(1,478,090)	(1,452,749)
Sales and marketing expenses	(3,470,457)	(3,162,525)	(370,468)	(351,922)	(3,840,925)	(3,514,447)	(1,098,530)	(973,582)	(124,443)	(135,946)	(1,222,973)	(1,109,528)
Administrative expenses	(2,574,093)	(2,375,850)	(338,033)	(337,645)	(2,912,126)	(2,713,495)	(865,504)	(781,894)	(114,087)	(111,644)	(979,591)	(893,538)
Other operating income/(expenses)	1,685,394	1,387,714	325,449	353,731	2,010,843	1,741,445	556,526	467,100	108,694	98,761	665,220	565,861
Exceptional items	(18,941)	(21,100)	-	-	(18,941)	(21,100)	(7,960)	(3,801)	-	-	(7,960)	(3,801)
Income from operations	7,833,111	7,108,392	1,703,398	1,447,596	9,536,509	8,555,988	2,559,353	2,478,800	545,741	487,001	3,105,094	2,965,801
Net financial results					(1,495,879)	(1,511,736)					(414,172)	(539,582)
Share of results of associates and joint ventures					(719)	(8,057)					2,224	(5,286)
Income before income tax					8,039,911	7,036,195					2,693,146	2,420,933
Income tax expenses					(873,181)	23,080					(143,798)	313,099
Net income					7,166,730	7,059,275					2,549,348	2,734,032

AMBEV S.A.

15.	NET SALES

In accordance with Brazilian Federal Law No 6,404/76, the Company discloses the reconciliation between gross and net sales presented in the consolidated statement of profit or loss. The revenue figures by operational segment are disclosed in Note 14 – Segment reporting.

	Nine-month period ended:		Three-month period ended:
	09/30/2026	09/30/2025	09/30/2026	09/30/2025

Gross sales	95,462,760	94,324,099	31,980,575	31,023,012
Excise duty	(20,332,294)	(19,813,613)	(6,785,319)	(6,626,253)
Discounts	(10,922,497)	(11,075,652)	(3,600,686)	(3,549,497)
Total	64,207,969	63,434,834	21,594,570	20,847,262

At September 30, 2026 the Company recognized R$1,291,806 in tax incentives (R$1,138,664 at September 30, 2025). These amounts represent government grants in the nature of effective tax collection, which were recognized in the operating net revenue.

16.	OTHER OPERATING INCOME/(EXPENSES)

	Nine-month period ended:		Three-month period ended:
	09/30/2026	09/30/2025	09/30/2026	09/30/2025

Government grants and subsidized loan gains	1,432,758	1,357,939	460,767	484,743
(Additions to)/reversals of provisions	(1,864)	(83,962)	(6,873)	(9,190)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and investments of associates	96,129	71,948	33,574	9,870
Other operating income/(expenses), net	521,361	422,257	195,728	81,706
Total	2,048,384	1,768,182	683,196	567,129

17.	EXCEPTIONAL ITEMS

	Nine-month period ended:		Three-month period ended:
	09/30/2026	09/30/2025	09/30/2026	09/30/2025

Restructuring (i)	(114,730)	(111,566)	(34,064)	(38,991)
Subsidiary Restructuring (ii)	77,384	884,467	(8,919)	884,467
Total	(37,346)	772,901	(42,983)	845,476

(i) The restructuring expenses primarily relate to organizational realignments resulting from the Group’s operational improvements, resizing initiatives and digitalization efforts.

(ii) Effect related to the deconsolidation of balance sheet amounts, including the sale of a subsidiary, as described in Note 1 – General Information, item 1.3.4 – Completion of the third tranche – Sale of subsidiary.

AMBEV S.A.

18.	FINANCIAL RESULTS

	Nine-month period ended:		Three-month period ended:
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Finance income
Income from cash and cash equivalents	997,508	863,310	299,341	271,744
Income from debt securities	212,898	126,034	80,349	45,466
Income from other receivables (i)	612,513	462,012	247,333	72,506
Total finance income	1,822,919	1,451,356	627,023	389,716

Finance expenses
Interest on accounts payable present value adjustment	(990,404)	(817,359)	(342,984)	(271,889)
Interest on bank debts and tax incentives	(125,241)	(129,890)	(38,143)	(42,288)
Interest on provisions for disputes and litigation	(134,749)	(292,572)	(71,857)	(204,661)
Interest on leases	(204,751)	(188,603)	(63,851)	(67,044)
Interest on pension plans	(86,601)	(82,251)	(28,364)	(27,025)
Other interest expenses (ii)	(314,155)	(363,260)	(115,361)	(106,815)
Losses on hedging instruments (iii)	(912,741)	(837,827)	(207,910)	(283,148)
Taxes on financial transactions	(151,954)	(217,270)	(46,111)	(97,461)
Bank guarantee expenses and surety bond premiums	(264,004)	(213,178)	(78,107)	(42,771)
Total finance expenses	(3,184,600)	(3,142,210)	(992,688)	(1,143,102)

Effects of the application of IAS 29 (hyperinflation)	4,239	(45,206)	(24,096)	(18,979)
Exchange differences, net (iv)	(295,605)	(1,539,439)	151,667	(524,053)
Other financial income/(expenses) (v)	(201,992)	359,139	(74,295)	210,425
Other financial results, net	(493,358)	(1,225,506)	53,276	(332,607)

Net financial results	(1,855,039)	(2,916,360)	(312,389)	(1,085,993)

(i) Refers mainly to monetary adjustments on taxes to be recovered.

(ii) Includes, among others, interest related to the financing of tax payments under the 2017 Special Tax Regularization Program (“PERT”).

(iii) Refers to the forward element, which may be separated and excluded from the designation of a financial instrument as a hedging instrument, in accordance with IFRS 9- Financial Instruments.

(iv) In some jurisdictions where the Group operates, there are additional costs associated with acquiring foreign currency, used for payments to some suppliers as well as for the remittance of earnings to the parent companies.

(v) As from the fourth quarter of 2025, the other financial income and other financial expense lines, which had previously been presented separately, began to be consolidated into the line item “Other financial results, net”. The same presentation has been applied on a comparative basis.

Interest expenses are presented net of the effects of derivative financial instruments used to hedge the Company’s interest rate risk (see also Note 20- Financial instruments and risks).

19.	SHARE-BASED PAYMENTS

Currently, the Company has two share-based payment programs: (i) the Stock Option Plan, approved at the Extraordinary General Meeting held on July 30, 2013 (the “Stock Option Plan”); and (ii) the Share-based Plan approved at the Extraordinary General Meeting of April 29, 2016, as amended at the Extraordinary General Meeting held on April 24, 2020 (“Share-Based Plan”). Each plan may periodically issue different programs stock options, restricted stock units (RSUs) and performance stock units (PSUs). These programs allow employees and members of senior management members, as nominated by the Board of Directors and the People Committee, to acquire shares of the Company through the exercise of stock options or to receive shares directly.

AMBEV S.A.

19.1 Share-Based Plan

During the nine-month period, the Company granted 9,659 thousand restricted and performance shares under the Share-Based Plan (16,273 thousand in September 30, 2025), representing a fair value of approximately R$144,208 in September 30, 2026 (R$200,177 in September 30, 2025).

The total number of shares granted to employees under the Share-Based Plan, which will be delivered in the future upon the fulfilment of certain conditions, is presented below:

Restricted and performance stock units

Thousand restricted shares	09/30/2026	09/30/2025

Restricted and performance stocks outstanding at January	100,828	120,417
New restricted and performance stocks during the period	9,659	16,273
Restricted and performance stocks vested during the period	(8,978)	(10,990)
Restricted and performance stocks forfeited during the period	(5,934)	(5,068)
Restricted and performance stocks outstanding at the end of the period	95,575	120,632

19.2 Options Plan

Stock options have neither been granted nor exercised during the periods ended September 30, 2026, and September 30, 2025. The total number of outstanding stock options is as follows:

Thousand options	09/30/2026	09/30/2025

Options outstanding at January 1	60,191	72,466
Options exercised during the period	(818)	-
Options forfeited during the period	(2,256)	(1,847)
Options outstanding at the end of the period	57,117	70,619

As of September 30, 2026 the exercise prices of the outstanding options ranged from R$16.34 (R$16.34 at September 30, 2025) to R$22.40 (R$22.40 at September 30, 2025). The options have different expiration dates, with remaining exercise periods of up to 38 months. Of the 57,117 thousand outstanding options (70,619 thousand at September 30, 2025), 57,117 thousand options were vested as of September 30, 2026 (70,619 thousand at September 30, 2025).

The weighted average exercise price of the options is as follows:

In R$ per share	09/30/2026	09/30/2025

Options outstanding on January 1	18.91	18.26
Options forfeited during the period	18.39	18.16
Options exercised during the period	16.34	-
Options outstanding at the end of the period	18.24	19.92
Options exercisable at the end of the period	18.24	19.92

The Company carries out periodic share buybacks when necessary to meet demand for shares to be delivered under the plans mentioned above.

AMBEV S.A.

19.3 Expenses related to share-based payments

The share-based payments transactions described above generated an expense of R$304,777 on September 30, 2026 (R$307,720 on September 30, 2025), which was recorded under administrative expenses.

20.	FINANCIAL INSTRUMENTS AND RISKS

20.1 Categories of financial instruments

The financial instruments held by the Company and its subsidiaries are managed based on operational strategies and internal controls designed to assure liquidity, profitability, and security in transaction. Transactions involving financial instruments are regularly reviewed to assess the effectiveness of the risk exposures that management intends to cover (including foreign exchange, and interest rate risk, among others).

The table below presents the consolidated financial instruments recognized in the financial statements, classified by category:

Financial instrument items	Note	09/30/2026	12/31/2025
Assets
Amortized cost
Cash and cash equivalents	5.1	19,188,249	18,638,228
Trade receivables excluding prepaid expenses		9,395,076	8,987,257
Investment securities	5.2	90,930	137,557
Subtotal		28,674,255	27,763,042
Fair value through profit or loss
Investment securities	5.2	2,725,865	1,667,391
Derivatives hedges	20.2	691,543	778,116
Subtotal		3,417,408	2,445,507
Total assets		32,091,663	30,208,549

Liabilities
Amortized cost
Trade payables	10	21,406,108	24,055,794
Interest-bearing loans and borrowing	11	2,714,759	3,386,924
Other liabilities		3,587,363	3,473,785
Subtotal		27,708,230	30,916,503
Fair value through profit or loss
Obligations related to the acquisition of non-controlling interest (i)		1,252,968	1,154,203
Derivatives hedges	20.2	895,311	925,401
Subtotal		2,148,279	2,079,604
Total liabilities		29,856,509	32,996,107

(i) Obligations related to the acquisition of a non-controlling interest: the Company recognized a liability related to the acquisition of the remaining non-controlling interest in the operations in the Dominican Republic. This financial instrument is denominated in Dominican Pesos and refers to Tranche B. The instrument is recorded by an entity whose functional currency is the Brazilian Real. The Company designated this financial liability as a hedging instrument for a portion of its net assets located in subsidiaries whose functional currency is the Dominican Peso, so that the hedge result is recognized in the Group’s other comprehensive income, consistent with the results of the hedged items.

At September 30, 2026, and December 31, 2025, the Company did not have any financial assets measured at fair value through other comprehensive income.

20.2 Risk management

In the ordinary course of its operations, the Company is exposed to market risks arising primarily from fluctuations in foreign exchange rates, commodity prices and interest rates, as well as to credit and liquidity risks. The Company identifies, measures and monitors these risks both individually and on an integrated basis, considering their interrelationships and potential effects on its operations. Risk management strategies are defined according to the nature, magnitude and duration of the exposures and may include operational, commercial and financial measures.

AMBEV S.A.

The management of these risks is governed by the Company’s Risk Management Policy, which establishes the applicable guidelines, responsibilities, limits and approval levels. From a financial perspective, the Policy covers: (i) transactional risks related to the business; (ii) counterparty credit risks; (iii) liquidity, financing and capital structure; and (iv) financial statement translation risks.

The source and nature of each risk are presented below, while the derivative financial instruments used for hedging purposes, the related risk management strategies and their respective accounting effects are presented in Note 20.3 - Derivative financial instruments.

20.2.1 Market risk

Market risk is the risk that changes in foreign exchange rates, interest rates and commodity prices may affect the Company’s cash flows, profit or loss, or equity. These exposures arise from recognized financial instruments and forecast transactions entered into in the ordinary course of its operations and are managed in accordance with the guidelines and limits established in the Company’s Risk Management Policy.

20.2.1.1 Foreign currency risk

The Company is exposed to foreign currency risk when it holds assets or liabilities or enters into transactions denominated in a currency other than the functional currency of the respective entity. These exposures arise primarily from purchases of raw materials, operating expenses, borrowings, investment securities, dividends and transactions between Group companies.

The exposures are monitored by currency, nature of the transaction and expected settlement date, considering both recognized balances and forecast cash flows. In accordance with its Risk Management Policy, the Company seeks to reduce the foreign exchange volatility of exposures considered relevant through operational measures and the use of derivative financial instruments for hedging purposes.

The Company is also exposed to foreign exchange fluctuations arising from the translation of the financial statements of foreign subsidiaries whose functional currencies differ from the Brazilian Real. These fluctuations affect other comprehensive income and consolidated equity.

20.2.1.2 Commodity risk

The Company is exposed to fluctuations in the prices of commodities used as raw materials and packaging materials, primarily aluminum, sugar, wheat, corn and paraxylene. These fluctuations may affect the Company’s production costs, operating margins and cash flows. The exposures are monitored based on purchase commitments and consumption forecasts, taking into account the volumes, expected purchase dates and price components of each input.

20.2.1.3 Interest rate risk

The Company is exposed to fluctuations in interest rates applicable to borrowings, cash, investment securities and other financial instruments that bear fixed or variable interest rates.

Changes in market interest rates may affect finance expenses on financial liabilities, finance income from financial assets and the fair value of certain financial instruments. Exposure may also arise from future financing or refinancing arrangements entered into on terms that differ from those prevailing as of the date of the financial statements.

AMBEV S.A.

20.3 Derivative financial instruments and hedge accounting

The Company uses derivative financial instruments exclusively to hedge financial risks arising from its operations, in accordance with the objectives, limits and approval levels established in its Risk Management Policy. The instruments used by the Company include exchange-traded futures contracts, full deliverable forwards, non-deliverable forwards and options. The selection of the instrument takes into account the nature of the risk, the relevant currency or benchmark index, and the amount and term of the hedged exposure.

The hedge accounting relationships applied by the Company comprise:

(i)	cash flow hedges, in which derivative financial instruments are used; and
(ii)	a net investment hedge, in which a non-derivative financial liability denominated in a foreign currency is used, as described in Note 20.4.1 (“CND Put”).

The Company applies cash flow hedge accounting to certain exposures related to foreign currencies and commodity prices, and net investment hedge accounting to a portion of the foreign currency exposure arising from its net investment in a subsidiary whose functional currency is the Dominican Peso, as described in Note 20.4.1 (“CND Put”) - Level 3 financial instruments.

At the inception of each hedging relationship, the Company formally documents the hedging instrument and the hedged item, the nature of the risk being hedged, the objective of the hedging strategy, the relationship between the quantities of the hedging instrument and the hedged item, the method used to assess hedge effectiveness, and the potential sources of hedge ineffectiveness. Hedge effectiveness is assessed at the inception of the hedging relationship and prospectively throughout its term, taking into account whether an economic relationship exists between the hedging instrument and the hedged item.

In hedging relationships involving foreign currencies and commodity prices, hedge ineffectiveness may arise primarily from changes in purchase forecasts and consumption curves that result in volume or timing differences between the occurrence of the forecast transactions and the settlement of the contracted instruments. In net investment hedging relationships, hedge ineffectiveness may arise from differences between the amount of the designated instrument and the portion of the net investment being hedged.

For cash flow hedges, the effective portion recognized in other comprehensive income is limited to the lower, in absolute terms, of the cumulative change in the hedging instrument and the cumulative change in the hedged item attributable to the designated risk. Any excess of the cumulative change in the hedging instrument over the cumulative change in the hedged item represents hedge ineffectiveness and is recognized immediately in the financial result. For net investment hedges, the effective portion of the foreign exchange difference on the designated instrument is recognized in other comprehensive income, while any ineffective portion is recognized in profit or loss.

The Company measures derivative financial instruments by calculating their present value using the market curves applicable to each instrument at the respective measurement dates. For exchange-traded financial instruments, fair value is calculated based on quoted exchange prices. The following tables summarize exclusively the exposures that were identified and hedged through derivative financial instruments in accordance with the Company’s Policy, including instruments designated in hedge accounting relationships and instruments used exclusively for economic hedging, as well as the instruments’ notional amounts, their asset and liability fair values as of the reporting date, and the respective effects recognized in profit or loss and equity.

AMBEV S.A.

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

						Nine-month period ended: 09/30/2026			Three-month period ended: 09/30/2026
				Fair Value		Gains/(Losses)			Gains/(Losses)
Hedged transaction or item	Hedge accounting designation	Designated risk	Notional	Assets	Liabilities	Financial results	Operational result	Equity	Financial results	Operational result	Equity
						Forward element	Spot element	Hedge accounting effect	Forward element	Spot element	Hedge accounting effect

Planned purchases of raw materials and packaging materials			18,489,445	669,583	(881,785)	(1,055,772)	256,713	346,673	(272,719)	132,055	310,387
	Cash flow	Commodity price component	5,460,619	385,586	(74,343)	(65,621)	648,871	607,495	18,355	208,144	321,431
	Cash flow	Foreign exchange component - U.S. Dollars	13,028,826	283,997	(807,442)	(990,151)	(392,158)	(260,822)	(291,074)	(76,089)	(11,045)

Expected imports of fixed assets			83,284	1,061	(7,833)	(3,707)	(5,576)	1,531	513	(1,353)	(478)
	Cash flow	Foreign exchange component - U.S. Dollars	83,284	1,061	(7,833)	(3,707)	(5,576)	1,531	513	(1,353)	(478)

Expected operating expenses			81,301	1,018	(5,693)	(2,772)	(4,027)	9,954	217	(539)	619
	Cash flow	Foreign exchange component - U.S. Dollars	81,301	1,018	(5,693)	(2,772)	(4,027)	9,954	217	(539)	619
Financial assets			(2,201,829)	19,881	-	59,280	-	-	35,835	-	-
	Not applicable (i)	Foreign exchange component - U.S. Dollars	(2,201,829)	19,881	-	59,280	-	-	35,835	-	-
Balance at end of the period			16,452,201	691,543	(895,311)	(1,002,971)	247,110	358,158	(236,154)	130,163	310,527

(i) Instruments used to economically hedge the foreign exchange exposure of financial assets denominated in U.S. dollars, not designated for hedge accounting purposes, with changes in fair value recognized in financial results.

AMBEV S.A.

			12/31/2025			Nine-month period ended: 09/30/2025			Three-month period ended: 09/30/2025
				Fair Value		Gains/(Losses)			Gains/(Losses)
Hedge position	Hedge accounting designation	Designated risk	Notional	Assets	Liabilities	Financial results	Operational result	Equity	Financial results	Operational result	Equity
						Forward element	Spot element	Hedge accounting effect	Forward element	Spot element	Hedge accounting effect

Planned purchases of raw materials and packaging materials			19,317,767	749,013	(889,212)	(846,716)	788,474	(1,186,789)	(294,137)	94,735	(114,272)
	Cash flow	Commodity price component	5,280,603	620,734	(108,720)	(77,799)	(34,015)	192,802	(32,405)	8,453	124,731
	Cash flow	Foreign exchange component - U.S. Dollars	14,037,164	128,279	(780,492)	(768,917)	822,489	(1,379,591)	(261,732)	86,282	(239,003)

Expected imports of fixed assets			117,977	143	(11,449)	(1,996)	2,395	(7,326)	(1,430)	(142)	(95)
	Cash flow	Foreign exchange component - U.S. Dollars	117,977	143	(11,449)	(1,996)	2,395	(7,326)	(1,430)	(142)	(95)

Expected operating expenses			92,349	427	(8,098)	(1,425)	3,979	1,822	(1,066)	2,799	5,713
	Cash flow	Foreign exchange component - U.S. Dollars	92,349	427	(8,098)	(1,425)	3,979	1,822	(1,066)	2,799	5,713

Financial assets			-	28,533	(16,642)	-	-	-	-	-	-
	Not applicable (i)	Foreign exchange component - U.S. Dollars	-	28,533	(16,642)	-	-	-	-	-	-
Balance at end of the period			19,528,093	778,116	(925,401)	(850,137)	794,848	(1,192,293)	(296,633)	97,392	(108,654)

(i) Instruments used to economically hedge the foreign exchange exposure of financial assets denominated in U.S. dollars, not designated for hedge accounting purposes, with changes in fair value recognized in financial results.

As disclosed in the Company’s accounting policies, the forward element, which may be separated and excluded from hedge designation, is recognized in the financial result in accordance with IFRS 9 - Financial Instruments.

AMBEV S.A.

20.3.1 Instrument maturity

At September 30, 2026, the Notional and Fair Value amounts, by instrument and maturity, were as follow:

		Notional Value
Hedge position	Risk	2026	2027	Total

Forecast purchases of raw materials and packaging materials.		8,275,568	10,213,877	18,489,445
	Commodity price component	1,401,312	4,059,307	5,460,619
	Foreign exchange component - U.S. Dollars	6,874,256	6,154,570	13,028,826

Expected imports of fixed assets		27,390	55,894	83,284
	Foreign exchange component - U.S. Dollars	27,390	55,894	83,284

Expected operating expenses		16,938	64,363	81,301
	Foreign exchange component - U.S. Dollars	16,938	64,363	81,301

Financial assets		(2,201,829)	-	(2,201,829)
	Foreign exchange component - U.S. Dollars	(2,201,829)	-	(2,201,829)
		6,118,067	10,334,134	16,452,201

		Fair Value
Hedge position	Risk	2026	2027	Total

Forecast purchases of raw materials and packaging materials.		(159,416)	(52,786)	(212,202)
	Commodity price component	266,910	44,333	311,243
	Foreign exchange component - U.S. Dollars	(426,326)	(97,119)	(523,445)

Expected imports of fixed assets		(4,104)	(2,668)	(6,772)
	Foreign exchange component - U.S. Dollars	(4,104)	(2,668)	(6,772)

Expected operating expenses		(2,996)	(1,679)	(4,675)
	Foreign exchange component - U.S. Dollars	(2,996)	(1,679)	(4,675)

Financial assets		19,881	-	19,881
	Foreign exchange component - U.S. Dollars	19,881	-	19,881
		(146,635)	(57,133)	(203,768)

20.3.2 Margins pledged as guarantees

To comply with margin requirements established by derivative exchanges and/or counterparties to certain derivative financial instrument transactions, at September 30, 2026, the Group held R$227,045 financial investments with high liquidity or in cash, classified as cash and cash equivalents and investment securities (R$164,400 at December 31, 2025).

AMBEV S.A.

20.4 Classification of financial instruments

	09/30/2026				12/31/2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Investment securities	2,725,865	-	-	2,725,865	1,667,391	-	-	1,667,391
Derivatives assets at fair value through profit and loss	19,881	-	-	19,881	7,850	20,683	-	28,533
Derivatives – operational hedges	195,742	475,920	-	671,662	164,266	585,317	-	749,583
	2,941,488	475,920	-	3,417,408	1,839,507	606,000	-	2,445,507
Financial liabilities
Put options granted on subsidiaries	-	-	1,252,968	1,252,968	-	-	1,154,203	1,154,203
Derivatives liabilities at fair value through profit and loss	-	-	-	-	-	16,642	-	16,642
Derivatives – operational hedges	45,778	849,533	-	895,311	97,982	810,777	-	908,759
	45,778	849,533	1,252,968	2,148,279	97,982	827,419	1,154,203	2,079,604

There were no transfers of assets and liabilities among fair value hierarchy Levels 1, 2, and 3 during the periods presented.

20.4.1 Financial instruments level 3

PUT CND

In accordance with the Shareholders' Agreement of Tenedora CND S.A. ("Tenedora”) – holding company headquartered in the Dominican Republic which owns almost the entire share capital of CND – executed between the Company and E. León Jimenes, S.A. (“ELJ”), ELJ is the owner of 2.89% of the shares of Tenedora, and has a put option for such remaining interest, corresponding to Tranche B as provided in the Agreement. This put option may be exercised by ELJ starting as from 2026. The Company, in turn, also holds a call option to acquire the Tranche B shares, exercisable from 2029 onwards, at which point both options will coexist.

At September 30, 2026, the Tranche B shares held by ELJ were valued at R$1,252,968 (R$1,154,203 at December 31, 2025). The fair value of Tranche B was calculated based on the EBITDA multiple defined in the agreement, less net debt, and discounted to present value using standard valuation techniques, based on the present value of the principal and future interest, discounted using the local currency WACC as of the measurement date. The valuation inputs are based on market information from reliable sources and are classified within Level 3 of the fair value hierarchy.

20.4.2 Reconciliation of changes in the liabilities categorized at Level 3

Financial liabilities at December 31, 2025	1,154,203
Total gains and losses during the period	98,765
Losses/(gains) recognized in net income	106,569
Losses/(gains) recognized in equity (i)	(7,804)
Financial liabilities at September 30, 2026	1,252,968

(i) Effect of foreign exchange variation on the Net Investment Hedge (NIH) instrument.

The table below demonstrates the exposure of the Company and its subsidiaries to debts and respective weighted interest rates. As of September 30, 2026, the Company and its subsidiaries did not hold hedge positions to the exposure described below:

AMBEV S.A.

	09/30/2026		12/31/2025
	Risk		Risk
	Interest rate	Amount in Brazilian Real	Interest rate	Amount in Brazilian Real
Brazilian Reais	12.1%	1,659,383	11.1%	2,172,861
Other	13.7%	535,064	15.1%	628,508
US Dollars	7.3%	124	2.4%	9,750
Canadian Dollars	5.3%	253,909	5.5%	314,790
Pre-fixed interest rate		2,448,480		3,125,909

Brazilian Reais	7.2%	266,279	7.6%	261,015
Post - fixed interest rate		266,279		261,015

20.5 Credit risk

The financial institutions authorized to act as counterparties to the Company are determined in accordance with the Company’s Credit Risk Policy. The Credit Risk Policy establishes maximum exposure limits for each counterparty based on its credit rating and capitalization.

Deposits or cash positions, if any, must be maintained in accounts with first-tier banks or banks with high credit ratings in each country. Any short-term position with a maturity of less than six months must be treated as a deposit or cash position.

Counterparty risk must be managed by the Company on a global basis, with product-specific limits established by Treasury, taking into account: (i) the counterparty’s credit rating; (ii) duration; (iii) amount; and (iv) the allocation between assets and liabilities, in the absence of netting provisions in the respective derivative contracts.

The carrying amounts of cash and cash equivalents, investment securities, trade receivables excluding advance payments, recoverable taxes and derivative financial instruments are presented net of any recognized impairment provisions and represent the Company’s maximum exposure to credit risk as of September 30, 2026. As of September 30, 2026, there was no concentration of credit risk with any counterparty in excess of the limits established by the Company’s Credit Risk Policy. Counterparty credit risk is reassessed quarterly.

Customers

A substantial portion of the Company’s sales is made to distributors, supermarkets and retailers through a broad distribution network. Credit risk is mitigated by the broad diversification of the Company’s customer portfolio and by the control procedures implemented to monitor such risk. Historically, the Company has not incurred significant losses on trade receivables.

Investments

To minimize the credit risk associated with its investments, the Company has adopted cash and investment allocation policies that take into account exposure limits and the credit assessments of financial institutions, thereby avoiding credit concentration. Accordingly, credit risk is monitored and mitigated by restricting transactions to a select group of highly rated counterparties.

20.6 Liquidity risk

Historically, the Company’s primary sources of liquidity have been cash flows from operating activities, debt issuances and bank borrowings. The Company’s principal cash requirements include the payment of dividends and interest on capital, capital expenditures, investments in companies, increases in ownership interests in subsidiaries or other companies in which it holds equity interests, share buyback programs and debt service.

The Company believes that its cash flow from operating activities, cash and cash equivalents and short-term financial investments, together with derivatives financial instruments and access to credit facilities, are sufficient to finance its capital expenditure, financial liabilities and dividend payments in the future.

AMBEV S.A.

							09/30/2026
	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	34,204,520	36,124,034	34,099,223	94,167	49,525	8,214	1,872,905
Secured bank loans	80,871	100,728	25,182	25,182	25,182	25,182	-
Other secured loans	272,794	337,950	129,077	95,258	63,744	6,900	42,971
Lease liabilities	2,361,094	3,065,145	1,103,043	792,511	367,574	374,815	427,202
	36,919,279	39,627,857	35,356,525	1,007,118	506,025	415,111	2,343,078

							12/31/2025
	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	38,793,549	40,657,985	37,499,850	85,522	40,675	1,169,439	1,862,499
Secured bank loans	99,701	126,861	27,943	25,182	23,373	50,363	-
Other secured loans	311,577	405,106	146,216	131,495	65,261	8,253	53,881
Lease liabilities	2,975,646	3,837,785	1,229,439	946,023	688,200	441,695	532,428
	42,180,473	45,027,737	38,903,448	1,188,222	817,509	1,669,750	2,448,808

(i) Mainly includes amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and related charges, put options related to the Company’s ownership interests in subsidiaries and other liabilities, except for transactions with related parties.

AMBEV S.A.

20.7 Capital management

The Company continuously evaluates and optimizes its capital structure in order to maximize shareholder value while maintaining the desired financial flexibility to execute its strategic projects. In addition to the statutory minimum equity funding requirements applicable to the Company’s subsidiaries in different countries, the Company is not subject to any externally imposed capital requirements. When analyzing its capital structure, the Company uses the same debt ratios and capital classifications that are applied in the financial statements.

The company monitors its net debt to ensure the continuity of its operations over the long term.

	09/30/2026	12/31/2025
Debt details
Interest-bearing loans and borrowing current and non-current	2,714,759	3,386,924
(-) Current investment securities	(2,725,865)	(1,681,692)
(-) Cash and cash equivalents	(19,188,249)	(18,638,228)
Net debt/(cash)	(19,199,355)	(16,932,996)

21.	COLLATERAL, CONTRACTUAL COMMITMENTS TO SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	09/30/2026	12/31/2025

Collateral given for the Company’s own liabilities	708,337	775,755
Other commitments	932,056	491,142
	1,640,393	1,266,897

Commitments to suppliers - Property, plant and equipment and Intangibles	563,782	251,074
Commitments to suppliers - Inventory	23,224,564	25,020,120
	23,788,346	25,271,194

At September 30, 2026, the Company had R$708,337 (R$775,755 at December 31, 2025) of cash guarantees.

Most of the commitments balance relates to obligations to packaging suppliers. These commitments are primarily aimed at ensuring a secure long-term supply of the Company’s strategic inputs and providing greater assurance to suppliers making long-term investments. The future contractual commitments are presented below:

	09/30/2026	12/31/2025

Less than 1 year	10,895,262	12,895,064
Between 1 and 2 years	4,155,164	2,151,696
More than 2 years	8,737,920	10,224,434
	23,788,346	25,271,194

Cash deposits used as guarantees are classified within other assets. The amount of fixed assets pledged as collateral is not material.

AMBEV S.A.

22.	RELATED PARTIES

The Company adopts corporate governance practices as recommended and/or required by the applicable laws and regulations. Under the Company’s bylaws, the Board of Directors is responsible for approving any transactions or agreements entered into between the Company and/or any of its subsidiaries (except wholly owned subsidiaries), its directors and/or shareholders (including direct or indirect partners of the Company’s shareholders). The Company's Governance Committee is responsible for advising the Board of Directors on matters related to related party transactions, among others.

Members of management are prohibited from taking part in any transaction in which a conflict of interest with the Company may exist, even if only in theory. This restriction also applies to any decision made by other members of management regarding the matter. Whenever such conflict exists, the members involved must inform management of the conflict and ensure that their non-participation in the deliberation is recorded in the minutes of the Board of Directors’ or Executive Board’s meeting.

22.1 Transactions with key management personnel

Key management personnel comprise the members of Executive Board and the Board of Directors. In addition to short-term benefits (mainly salaries), key management personnel are eligible to participate in the Company’s share-based payment plans, as described in note 19 – Share-based payments.

The total remuneration of key management personnel is presented below:

	Nine-month period ended:		Three-month period ended:
	09/30/2026	09/30/2025	09/30/2026	09/30/2025

Short-term benefits (i)	33,837	36,316	11,437	10,976
Share-based payments (ii)	73,316	96,073	33,748	31,973
Taxes	7,799	4,553	3,729	1,523
Total key Management remuneration	114,952	136,942	48,914	44,472

(i) Mainly comprise fixed and variable compensation (including performance bonuses) paid to management.

(ii) Reflects expenses related to share options, deferred shares, restricted stocks and performance shares granted to Management.

Except for the above mentioned remuneration, the Company has no other transaction with key management personnel, nor does it have outstanding balances receivable from or payable to them in the Company’s balance sheet.

22.2 Transactions with the Company's shareholders:

22.2.1 Medical, dental and other benefits

Fundação Zerrenner is one of Ambev’s shareholders, holding 10.4% of its share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with healthcare and dental assistance, support for technical and higher education courses, and facilities for assisting elderly people, either directly or through financial assistance agreements with other entities. At September 30, 2026, and December 31, 2025, the actuarial obligations related to the benefits provided directly by Fundação Zerrenner were fully covered by plan assets held for this purpose, which significantly exceeded the corresponding liabilities at those dates.

Ambev recognizes the assets (recorded as prepaid expenses) to the extent of the economic benefits that are available to the Company, arising from reimbursements or reductions in future contributions.

AMBEV S.A.

During the nine-month period ended September 30, 2026, expenses incurred and recognized by Fundação Zerrenner with third parties to provide these benefits amounted to R$307,988 (R$277,887 at September 30, 2025), of which R$276,077 and R$31,911 related to active employees and retirees, respectively (R$245,981 and R$31,906 at September 30, 2025).

22.2.2 Licensing agreement with AB InBev

The Company maintains licensing agreement with AB InBev and certain of its subsidiaries, including as Group Modelo and Spaten-Franziskaner-Bräu GmbH, to produce, bottle, import, promote, sell and distribute their key brands in the territories where the Group operates. The Company also grants AB InBev and certain of its subsidiaries licenses granting similar rights over its key brands, such as Brahma®, in AB Inbev’s territories.

During the nine-month period ended September 30, 2026, the Group recognized R$47,364 (R$49,129 at September 30, 2025) and R$1,052,331 (R$962,973 at September 30, 2025) as royalty income and expenses, respectively, in its consolidated results.

22.3 Transactions with related parties

The Group’s consolidated results include R$548,995 from sales of products, services rendered and other income in the nine-month period ended September 30, 2026 (R$570,971 in September 30, 2025). Regarding product purchases and other expenses, the Group recognized, in the same nine-month period ended September 30, 2026, the amount to R$2,237,170 (R$(2,192,001) in September 30, 2025). Additionally, an amount to R$(10,198) was recognized by the Group as part of the net financial result from Transactions with related parties for the nine-month period ended September 30, 2026 (R$(10,995) on September 30, 2025). The Group's main related party transactions were conducted with the following companies: Anheuser-Busch Packaging Group Inc., Anheuser-Busch Inbev USA LLC, Bavaria S.A., Cervecería Modelo de Mexico S. de R.L. de C.V., Anheuser-Busch Inbev Services LLC, Anheuser-Busch InBev N.V. among others.

23.	EVENTS AFTER THE REPORTING PERIOD

23.1 Share Buyback Program

In a meeting held on October 28, 2026, the Board of Directors approved, pursuant to article 30, Paragraph 1st, “b”, of Law 6,404/76 and CVM Resolution 77/2022, a share buyback program for the repurchase of shares issued by the Company up to the limit of 190,000,000 common shares (“Program”), with the primary purpose of cancelation of such shares. Any remaining shares may be held in treasury, transferred and/or delivered under Company’s share-based compensation plans. The Program will remain in effect until April 28, 2028, as further detailed, together with the other information relating thereto, in the Notice Regarding the Negotiation of Shares Issued by the Company, prepared pursuant to Annex G of CVM Resolution No. 80/2022 and disclosed on the date of approval.

AMBEV S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer